UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-S/A

[X] SEMIANNUAL REPORT PURSUANT TO REGULATION A

For the semiannual period ended June 30, 2021

(Exact name of registrant as specified in its charter)

CALIBERCOS INC.

Commission File Number: 024-11016

Delaware	47-2426901
(State or other jurisdiction of incorporation or organization)	(I.R.S Employer Identification No.)

8901 E Mountain View Rd., Ste 150 Scottsdale, AZ (Address of principal executive offices)	85258 (Zip Code)

(480) 295-7600
Registrant’s telephone number, including area code

Series B Preferred Stock
(Title of each class of securities issued pursuant to Regulation A)

Explanatory Note

In this report, the term, collectively, the “Company”, “Caliber”, “we”, “our” or “us” refers to CaliberCos Inc.

This semiannual report on Form 1-SA (this “Report”) may contain forward-looking statements that are based on our beliefs and assumptions and information currently available to us. Forward-looking statements include information related to the expected effects on our business of COVID-19, possible or assumed future results of operations and expenses, business strategies and plans, competitive position, business environment, and potential growth opportunities. Forward-looking statements include all statements that are not historical facts. In some cases, forward-looking statements can be identified by terms such as “anticipates,” “believes,” “could,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “projects,” “seeks,” “should,” “will,” “would,” or similar expressions and the negatives of those terms.

These forward-looking statements are based on our current assumptions, expectations, and beliefs and are subject to substantial risks, estimates, assumptions, uncertainties, and changes in circumstances that may cause our actual results, performance, or achievements to differ materially from those expressed or implied in any forward-looking statement, including, among others, the profitability of the business. Risks that could affect our results of operations, liquidity and capital resources, and other aspects of our business discussed in this Report include the duration and scope of COVID-19, including whether, where and to what extent resurgences of the virus occur; its short and long-term impact on the broader economy, levels of consumer confidence, and government actions taken in response to the pandemic. These statements reflect management’s current views with respect to future events and are subject to unknown risks, uncertainties, and other factors that may cause our actual results, performance, or achievements to be materially different from any future results, performance, or achievements expressed or implied by the forward-looking statements. Given these uncertainties, you should not place undue reliance on any forward-looking statements in this report. COVID-19, and the volatile economic conditions stemming from it, and additional or unforeseen effects from the COVID-19 pandemic, could also give rise to or aggravate the other risk factors that we identify under the heading “Risk Factors” contained in our Offering Circular filed with the SEC on February 7, 2020, which in turn could materially affect our business, financial condition, liquidity, and results of operations (including revenues and profitability). Furthermore, COVID-19 may also affect our operating and financial results in a manner that is not presently known to us or that we currently do not consider to present significant risks to our operations.

Any forward-looking statements made by us in this Report speaks only as of the date on which it is made. Except as required by law, we disclaim any obligation to update these forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

PART II

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included elsewhere in this Report.

Overview

CaliberCos Inc., a Delaware corporation (collectively, the “Company”, “Caliber”, “we”, “our”, or “us”), was originally founded as Caliber Companies, LLC, an Arizona limited liability company, organized under the laws of Arizona, and commenced operations in January 2009. In 2014, the Company was reorganized as a Nevada corporation and in June 2018, we reincorporated in the state of Delaware.

Caliber builds wealth for its investor clients by creating, managing, and servicing middle-market investment funds, private syndications, and direct investments. Caliber believes that we can provide investors an optimal balance of risk-adjusted returns utilizing (i) our investment approach through structured offerings and ease of ownership; (ii) our pipeline of investments opportunities, primarily projects that range in value between $5 million-$50 million each, and (iii) our cost-effective integrated execution and processing. Caliber serves a growing market with proprietary products that supplement stocks, bonds and mutual funds.

While Caliber is an alternative asset manager, our business model is more robust as it offers a full suite of support services and a vertically integrated approach to investment management. We have complemented traditional asset management functions for our real estate funds with development, management, acquisitions and dispositions expertise that we believe creates a competitive advantage for Caliber and our shareholders. Our model allows us to reduce the costs borne by competitor funds under a traditional asset management model, increase net returns to investors, and generate long-term sustainable cash flows.

Our investment strategy leverages the local market intelligence and real-time data we gain from our operations to evaluate current investments, generate proprietary transaction flow, and implement various asset management strategies. Our vertically integrated platform provides us a competitive advantage in acquiring attractive projects and in delivering services to those projects. For services not in-house, Caliber utilizes a network of third-party service providers, such as property managers and general contractors, to execute on certain elements of each Caliber project.

Our operations are organized into three reportable segments for management and financial reporting purposes; Fund Management, Development, and Brokerage.

Fund Management — Our fund management segment represents our fund management activities along with back office and corporate support functions including accounting and human resources. It also includes the activities associated with Caliber Securities, LLC (“Caliber Securities”), a wholly-owned Arizona registered issuer-dealer, which generates fees from capital raising. We act as an asset manager of our funds, which have diversified investment objectives. In addition, it includes the activities of Caliber Services, LLC, and its subsidiaries, (“Caliber Services”), who acts as manager of the funds. We earn fund management fees for services rendered to each of the funds by Caliber Services. Below is an overview of the fees we earn:

•	Asset Management Fee. We receive an annual asset management fee equal to 1.0% - 1.5% of the non-affiliated capital contributions related to the ongoing management of the assets owned by the fund and the overall fund administration. The management fees are payable regularly, generally monthly, pursuant to our management agreement with each fund.

•

Carried Interest. We are entitled to a disproportionate allocation of the income otherwise allocable to the limited partners or members of each fund for returns above accumulated and unpaid priority preferred returns and repayment of preferred capital contributions. Carried interest is recorded as Performance Allocations.

•	Financing Fee. We earn a fee upon the closing of a loan with a third party lender. This fee does not exceed 1% of the total loan and will not exceed 3% of the total loan after considering all other origination fees charged by lenders and brokers involved in the transaction. Financing fees are recorded under Advisory and Transaction Fees.

•	Set-Up Fee. We charge an initial one-time fee related to the initial formation, administration and set-up of the applicable fund. Set-Up fees are recorded under Advisory and Transaction Fees.

Through Caliber Securities, we earn non-affiliated fees from raising capital into our funds. Our contracts with our funds are typically fixed fee arrangements which approximate no more than 3.5% on the dollars raised for any one fund. These fees are recorded under Advisory and Transaction Fees.  As stated in Caliber’s partnership agreements, in addition to the fees noted above, Caliber is entitled to receive fees, that are not to exceed non-affiliated third party costs, for additional services provided to its partnerships.

Development — Our development segment represents our activities associated with managing and supervising third party general contractors in the remodeling, refurbishing and ground-up construction of the assets we manage. The revenues generated by this segment are earned from supervising work completed on assets held in our funds and are generally based on 4% of the total expected costs of the project. Caliber Development, LLC (“Caliber Development”), a wholly-owned subsidiary of Caliber Services, acts as either the construction or development manager on our projects.

Brokerage — Our brokerage segment is involved in executing the buying and selling of all our fund assets. During the six months ended June 30, 2021 and 2020, our brokerage segment completed approximately $36.1 million and $8 million in transactions generating approximately $0.8 million and $0.2 million of brokerage fees, respectively.

 Trends Affecting Our Business

Our business is driven by trends which effect the following:

1.)	Capital formation: any trend which increases or decreases investors’ knowledge of real estate alternative investments, desire to acquire them, access to acquire them, and knowledge and appreciation of Caliber as a potential provider, will affect our ability to form new capital. Capital formation also drives investment acquisition, which drives Caliber’s revenues.

2.)	Investment acquisition: any trend which increases or decreases the supply of middle-market real estate projects, the accessibility of developments or development incentives, or enhances or detracts from Caliber’s ability to access those projects will affect our ability to generate revenue. Coincidentally, investment acquisitions, or the rights to acquire an investment, drive excitement and capital formation – creating a flywheel effect for Caliber.

3.)	Project execution: any trend which increases or decreases the costs of execution on a real estate project, including materials pricing, labor pricing, access to materials, delays due to governmental action, and the general labor market, will affect Caliber’s ability to generate revenues.

The prevailing trend in 2021 continuing to effect our business was the impact of the COVID-19 pandemic, which began having an effect in the first quarter of 2020, and which subsequently effected all three trends described above. COVID-19 continues to pose serious threats to the health and economic wellbeing of the worldwide population and the overall economy in light of COVID-19 variants that seem to spread more easily than the original COVID-19 virus. The number of reported COVID-19 infections are rising again likely due to these variants and the relaxation of certain efforts to mitigate the spread of COVID-19 previously imposed by governmental authorities. While the equity markets have rebounded from their steep declines in March 2020 after the World Health Organization announced that infections of COVID-19 had become a pandemic, there is continued uncertainty as to the duration of the global health and economic impact caused by COVID-19 even with COVID-19 vaccines now available.

The novel strain of coronavirus disease (“COVID-19”), is believed to have been first identified in China in late 2019 and has spread globally. The rapid spread has resulted in authorities implementing numerous measures to try to contain the virus, such as travel bans and restrictions, quarantines, shelter in place orders and shutdowns. The overall impact of COVID-19 on our operations and financial condition will continue to depend on the length of time that the pandemic continues, its effect on demand drivers for our investments, the extent to which it affects our ability to raise capital into our investment products, and the effect of governmental regulations imposed in response to the pandemic, as well as uncertainty regarding all of the foregoing.

Due to the continued uncertainty in the outbreak, we are not in a position to predict when normal business operations will resume; however, we have taken steps to manage the effect of the pandemic on our corporate business and on the assets we manage which include, but not limited to: (i) implementation of remote work arrangements which have been in effect since mid-March 2020, and have not materially affected our ability to maintain our business operations; (ii) suspending any unnecessary capital improvements to our assets, unless for fire, life and safety; (iii) reducing food and beverage operations, within our hotels, in accordance with government regulations; (iv) furloughing any non-essential employees; (v) participating in the Paycheck Protection Plan program (“PPP”), as mentioned below; and (vi) having constant communications with lenders to receive additional facilities, convert current reserves into operational reserves and suspend the minimum debt service coverage ratio requirement, when applicable, for a 12-month period.

On March 27, 2020, The Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”) was enacted. The CARES Act is an approximately $2 trillion emergency economic stimulus package in response to the COVID-19 pandemic including the PPP. In April 2020, we were successful at obtaining PPP loans, through the CARES Act, for our business and each of the individual hotels we manage. The amounts of the PPP loans received by the Company and its consolidated entities totaled approximately $4.8 million (“Round 1”). In December 2020, the CARES Act was expanded to include additional PPP funding and for the six month period ended June 30, 2021, we were successful at obtaining additional PPP loans (“Round 2”). The amounts of the PPP loans received by the Company and its consolidated entities, in Round 2, totaled approximately $5.6 million.

According to the PPP terms, the potential loan forgiveness for all or a portion of the PPP loans is determined, subject to limitations, based on the use of loan proceeds over the 24-weeks after the loan proceeds are disbursed for payment of payroll costs and any payments of mortgage interest, rent, and utilities. The unforgiven portion of the PPP loan, if any, is payable over two years at an interest rate of 1%, with a deferral of payments for the first six months. We have used the proceeds from both our Round 1 and Round 2 PPP loans for purposes consistent with the terms of the program. As a result, we were successful at obtaining forgiveness for all Round 1 PPP. While we currently believe that our use of our Round 2 loan proceeds will meet the conditions for forgiveness there can be no assurance that forgiveness for any portion of the Round 2 PPP loans will be obtained.

Our business depends in large part on our ability to raise capital from investors. Since our inception, we have continued to successfully raise capital into our funds with our total capital raised through June 30, 2021 exceeding $450 million. Our success at raising new capital into our funds is impacted by the extent to which new investors see alternative assets as a viable option for capital appreciation and/or income generation. Since our ability to raise new capital into our funds is dependent upon the availability and willingness of investors to direct their investment dollars into our products, our financial performance is sensitive in part to changes in overall economic conditions that affect investment behaviors. The demand from investors is dependent upon the type of asset, the type of return it will generate (current cash flow, long-term capital gains, or both) and the actual return earned by our fund investors relative to other comparable or substitute products. General economic factors and conditions, including the general interest rate environment and unemployment rates, may affect an investor’s ability and desire to invest in real estate. For example, a significant interest rate increase could cause a projected rate of return to be insufficient after considering other risk exposures. Additionally, if weakness in the economy emerges and actual or expected default rates increase, investors in our funds may delay or reduce their investments; however, we believe our approach to investing and the capabilities that Caliber manages throughout the deal cycle will continue to offer an attractive value proposition to investors.

For the six months ended June 30, 2020, the potential adverse effects of COVID-19 resulted in an immediate and sharp slowdown in the U.S. economy which created uncertainty in the global economic outlook. This adversely affected our ability to raise money into our funds for that fiscal period. However, the global economy improved for the six months ended June 30, 2021 and as a result funds raised into our funds rose to $36.8 million from $12.6 million for the same period in 2020. We are continuing to monitor the recovery in velocity of new investment capital into our funds and anticipate continuing to see the same trend for the remainder of the year.

While we have had historical successes, there can be no assurance that fundraising for our new and existing funds will experience similar success. If we were unable to raise such capital, we would be unable to collect capital raise fees or deploy such capital into investments, which would materially reduce our revenues and cash flow and adversely affect our financial condition.

 We remain confident about our ability to find, identify, and source new investment opportunities that meet the requirements and return profile of our investment funds despite headwinds associated with increased asset valuations, competition and increased overall cost of credit. We continue to identify strategic acquisitions on off-market terms and anticipate that this trend will continue. We are at a point in our investment cycle where some of our funds have begun to exit significant parts of their portfolios while other are approaching a potential harvesting phase. We have complemented these cycles with other newer funds that will maintain management fees while providing continued sources of activity for our Development segment.

Acquiring new assets includes being able to negotiate favorable loans on both a short and long-term basis. We forecast and project our returns using assumptions about, among other things, the types of loans that we can expect the market to extend for a particular type of asset. This becomes more complex when the asset also requires construction financing. We may also need to refinance existing loans that are due to mature. Factors that affect these arrangements include the interest rate and economic environment, the estimated fair value of real property, and the profitability of the asset’s historical operations. These capital market conditions may affect the renewal or replacement of our credit agreements, some of which have maturity dates occurring within the next 12 months. Obtaining such financing is not guaranteed and is largely dependent on market conditions and other factors.

COVID-19 put downward pressure on the performance of our investment assets, most notably in hospitality. In addition, our liquidity was negatively impacted by the adverse effects of COVID-19 on leisure and business travel. During the six months ended June 30, 2021 we saw some positive recovery of our asset performance impacted by COVID-19, most notably in our hospitality portfolio. Continued or prolonged effects of COVID-19 will continue to affect the ability of our assets under management to generate positive cash flows. If leisure and business travel do not timely resume to normal activities, this will continue to have a material adverse effect on our financial condition, cash flows and results of operations and we may be required to pursue additional sources of financing to meet our financial obligations. It is uncertain whether the impact of COVID-19 will have a prolonged or permanent impact on longer term asset valuations.

In December 2017, the President signed the Tax Cuts and Jobs Act (“TCJA”), providing a significant overhaul to the United States (“U.S.”) federal tax code. We expect the TCJA to be a net positive impact to the U.S. economy. In particular, Congress established the Qualified Opportunity Zone program (the “QOZ Program”), which provides preferential tax treatment to taxpayers who invest eligible capital gains into qualified opportunity funds (“QOFs”). Caliber Tax Advantaged Opportunity Zone Fund, LP (“CTAF”) is a QOF that will invest its capital into qualified opportunity zones (“QOZs”) and take advantage of this program. Internal Revenue Service (“IRS”) and Treasury regulations are forthcoming, and we will continue to monitor and evaluate the interpretations as they are issued.

Key Financial Measures and Indicators

Our key financial measures are discussed in the following pages. Additional information regarding these key financial measures and our other significant accounting policies can be found in Note 2 – Summary of Significant Accounting Policies in the notes to our accompanying consolidated financial statements included herein.

Total Revenue

We generate the majority of our revenue from (i) asset management fees, (ii) performance allocations and (iii) advisory and transaction services. Included within our consolidated results, are the related revenues of certain consolidated Variable Interest Entities (“VIEs”). During 2021, we realigned our operating segments to better reflect the internal management of our business based on a change to the way our chief operating decision maker monitors performance, aligns strategies, and allocates resources. Refer to Note 2 – Summary of Significant Accounting Policies – Segment Information in the notes to our accompanying consolidated financial statements for additional disclosures.

Total Expenses

Total expenses include operating costs, general and administrative, marketing and advertising, depreciation. Included within our consolidated results, are the related expenses of certain consolidated VIEs

Other (Income) Expenses

Other (income) expenses include interest expense and interest income.

Results of Operations

Comparison of the Six Months Ended June 30, 2021 and 2020

The following table and discussion provides insight into our condensed consolidated results of operations for the six months ended June 30, 2021 and 2020 (in thousands):

	Six Months Ended June 30,
	2021	2020	$ Change	% Change
Total revenues	$23,174	$24,478	$(1,304)	(5.3)%
Total expenses	33,722	35,631	(1,909)	(5.4)%
Other expenses (income), net	(392)	20	(412)	(2,060.0)%
Interest expense	403	421	(18)	(4.3)%
Net Loss Before Income Taxes	(10,559)	(11,594)	1,035	(8.9)%
Provision for (benefit from) income taxes	-	-	-	0.0%
Net Loss	(10,559)	(11,594)	1,035	(8.9)%
Net loss attributable to noncontrolling interests	9,270	8,014	1,256	15.7%
Net Loss Attributable to CaliberCos Inc.	$(1,289)	$(3,580)	$2,291	(64.0)%

For the six months ended June 30, 2021 and 2020, total revenues were $23.2 million and $24.5 million, respectively, representing a period-over-period decrease of 5.3%. This decrease was primarily due to a decrease in revenues in our hospitality portfolio whose operations continue to be impacted by the effects of the COVID-19 pandemic.

For the six months ended June 30, 2021 and 2020, total expenses were $33.7 million and $35.6 million, respectively, representing a period-over-period decrease of 5.4%. The decrease was primarily due to a decrease in hospitality related expenses as operations were contracted in response to the impacts of the pandemic. In 2020, we implemented steps to manage the effect of the pandemic by (i) suspending any unnecessary capital improvements, unless for fire, life and safety; (ii) reducing food and beverage operations in accordance with government regulations; and (iii) furloughing any non-essential employees and the impact of these decisions continued into the first half of 2021. The reduction of hospitality expenses was partially offset by a $2.7 million gain recognized on the forgiveness of the Round 1 PPP loans obtained by certain assets of our consolidated funds.

Segment Analysis

The following discussion is specific to our various segments for the six months ended June 30, 2021 and 2020. Our segment information is presented in a format consistent with the information senior management uses to make operating decisions, assess performance and allocate resources.

For segment reporting purposes, revenues and expenses are presented on a basis that deconsolidates our consolidated funds. As a result, segment revenues are different than those presented on a consolidated basis in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”) basis because these fees are eliminated in consolidation when they are derived from a consolidated fund. Furthermore, segment expenses are also different than those presented on a consolidated U.S. GAAP basis due to the exclusion of fund expenses that are paid by the consolidated funds.

Comparison of the Six Months Ended June 30, 2021 and 2020

Fund Management

The following table presents our results of operations for our Fund Management segment (in thousands):

	Six Months Ended June 30,
	2021	2020	$ Change	% Change
Revenues
Asset management fees	$3,173	$2,526	$647	25.6%
Performance allocations	279	36	243	675.0%
Transaction and advisory fees	959	580	379	65.3%
Total revenues	4,411	3,142	1,269	40.4%
Expenses
Operating costs	3,264	3,647	(383)	(10.5)%
General and administrative	1,373	1,700	(327)	(19.2)%
Marketing and advertising	1,051	569	482	84.7%
Depreciation	20	21	(1)	(4.8)%
Total expenses	5,708	5,937	(229)	(3.9)%
Other expenses (income), net	(305)	8	(313)	(3912.5)%
Interest income	(63)	(7)	(56)	800.0%
Interest expense	314	402	(88)	(21.9)%
Net Loss	$(1,243)	$(3,198)	$1,955	(61.1)%

For the six months ended June 30, 2021 and 2020, asset management fees were $3.2 million and $2.5 million, respectively, representing a period-over-period increase of 25.6%. Our total capital under management at June 30, 2021 was approximately $249 million compared to $203 million at June 30, 2020.

For the six months ended June 30, 2021 and 2020, performance allocations were $0.3 million and $36,000, respectively. In 2021 we completed the sale of Fiesta Tech, a commercial building in Gilbert Arizona for approximately $8.3 million.

For the six months ended June 30, 2021 and 2020, transaction and advisory fees were $1.0 million and $0.6 million, respectively, representing a period over period increase of 65.3%. For the six months ended June 30, 2021, we raised approximately $36.8 million compared to approximately $12.6 million for the six months ended June 30, 2020.

For the six months ended June 30, 2021 and 2020, operating costs were $3.3 million and $3.6 million, respectively, representing a period-over-period decrease of 10.5%. This decrease was primarily due to the decrease in corporate payroll costs resulting from regular employee turnover.

For the six months ended June 30, 2021 and 2020, general and administrative fees were $1.4 million and $1.7 million, respectively, representing a period-over-period decrease of 19.2%. This decrease was primarily due to a decrease in professional fees incurred in 2020 relating to our Reg A+ approval.

For the six months ended June 30, 2021 and 2020, marketing and advertising was $1.1 million and $0.6 million, respectively, representing a period-over-period increase of approximately 84.7%. During the six months ended June 30, 2021, we incurred higher costs associated with marketing the closing of the Company’s Reg A+ capital raise which closed at the end of February 2021.

For the six months ended June 30, 2021 and 2020, other expenses (income), net were ($0.3) million and $8,000. During the six months ended June 30, 2021, we applied and qualified for employee retention credit refunds.

Development

The following table presents our results of operations for our Development segment (in thousands):

	Six Months Ended June 30,
	2021	2020	$ Change	% Change
Revenues
Transaction and advisory fees	$1,583	$3,213	$(1,630)	(50.7)%
Total revenues	1,583	3,213	(1,630)	(50.7)%
Expenses
Operating costs	1,526	3,025	(1,499)	(49.6)%
General and administrative	73	22	51	231.8%
Marketing and advertising	-	36	(36)	(100.0)%
Total expenses	1,599	3,083	(1,484)	(48.1)%
Other expenses (income), net	(48)	-	(48)	(100.0)%
Net Income	$32	$130	$(98)	(75.4)%

For the six months ended June 30, 2021 and 2020, segment revenues were $1.6 million and $3.2 million, respectively, representing a period-over-period decrease of 50.7%. This was due to the completion of our Tucson Convention Center hotel the Courtyard by Marriot in March 2021.

For the six months ended June 30, 2021 and 2020, operating costs were $1.5 million and $3.0 million, respectively, representing a period-over-period decrease of 49.6%. This decrease was due to the decrease in revenues over the same period.

Brokerage

The following table presents our results of operations for our Brokerage segment (in thousands):

	Six Months Ended June 30,
	2021	2020	$ Change	% Change
Revenues
Transaction and advisory fees	$806	$334	$472	141.3%
Total revenues	806	334	472	141.3%
Expenses
Operating costs	125	235	(110)	(46.8)%
General and administrative	32	3	29	966.7%
Marketing and advertising	-	39	(39)	(100.0)%
Depreciation	45	56	(11)	(19.6)%
Total expenses	202	333	(131)	(39.3)%
Interest expense	88	111	(23)	(20.7)%
Net (Loss) Income	$516	$(110)	$626	(569.1)%

For the six-month period ended June 30, 2021 and 2020 segment revenues were $0.8 million and $0.3 million, respectively, representing an increase of 141.3%. In 2021 we completed the sale of our Treehouse apartment complex in Tucson which sold for $23 million.

Non-GAAP Measures

We present EBITDA and Adjusted EBITDA, which are not recognized financial measures under U.S. GAAP, as supplemental disclosures because we regularly review the metrics to evaluate our funds, measure our performance, identify trends, formulate financial projections and make strategic decisions.

•	EBITDA. EBITDA represents earnings before net interest expense, income taxes, depreciation, and amortization.

•	Adjusted EBITDA. Adjusted EBITDA represents earnings before net interest expense, income taxes, depreciation, amortization, impairment, loss on extinguishment of debt, severance expense, founder’s income tax reimbursement, costs associated with the vesting of our employee stock option plan (“ESOP”), shares repurchased, and certain cash and non-cash charges relates to legal and accounting costs associated with getting the Company prepared for filing its Reg A+ offering.

When analyzing our operating performance, investors should use these measures in addition to, and not as an alternative for, their most directly comparable financial measure calculated and presented in accordance with U.S. GAAP. We generally use these non-GAAP financial measures to evaluate operating performance and for other discretionary purposes. We believe that these measures provide a more complete understanding of ongoing operations, enhance comparability of current results to prior periods and may be useful for investors to analyze our financial performance because they eliminate the impact of selected charges that may obscure trends in the underlying performance of our business. Because not all companies use identical calculations, our presentation of EBITDA and Adjusted EBITDA may not be comparable to similarly identified measures of other companies.

EBITDA and Adjusted EBITDA are not intended to be measures of free cash flow for our discretionary use because they do not consider certain cash requirements such as tax and debt service payments. These measures may also differ from the amounts calculated under similarly titled definitions in our debt instruments, which amounts are further adjusted to reflect certain other cash and non-cash charges and are used by us to determine compliance with financial covenants therein and our ability to engage in certain activities, such as incurring additional debt and making certain restricted payments.

EBITDA and Adjusted EBITDA

The following table presents a reconciliation of net loss to EBITDA and Adjusted EBITDA for the six months ended June 30, 2021 and 2020 (in thousands):

	Six Months Ended June 30,
	2021	2020
Net Loss Attributable to CaliberCos Inc.	$(1,289)	$(3,580)
(1) Add:
Interest expense	403	513
Depreciation expense	65	77
EBITDA	(821)	(2,990)
(1) Add:
Severance expense	-	37
Share buy back	159	136
ESOP	-	82
Form 1-A costs	943	364
Adjusted EBITDA	$281	$(2,371)

(1) Includes only those amounts attributable to CaliberCos Inc. Form 1-A costs include direct costs related to our Reg A+ offering such as legal and accounting advisor fees, printing costs, and advertising costs.

Liquidity and Capital Resources

As described elsewhere in this Report, COVID-19 has recently had far-reaching adverse impacts on the near-term availability of access to capital markets and debt. Due to COVID-19, we continue to take a measured approach to our operations and cash flows. Through the six month period ended June 30, 2021, we obtained PPP Round 2 loans totaling $5.6 million under the CARES Act. For a discussion of remedial measures and other key trends and uncertainties that have affected our business see “Trends Affecting Our Business”.

In addition, see Note 1 – Organization and Liquidity in the notes to our accompanying consolidated financial statements for a discussion on (i) our seven separate loans outstanding, with outside lenders, totaling $46.8 million as of June 30, 2021 that have various maturity dates within the 12-month period subsequent to the date these financial statements were issued and (ii) our failure to meet certain financial covenant requirements.

Each of our funds and the related assets that are acquired or own equity interest in those funds are established as separate legal entities with limited liability. Therefore, the cash flows generated by these entities, whether through operations or financing, are unavailable for general corporate purposes.

We have historically financed our operations primarily through a combination of operating cash flows, private offerings of our equity securities, and secured and unsecured debt. In addition, due to the consolidation of CFIF III, we now recognize a revolving line of credit with a maximum borrowing amount of $4.5 million.

We hold our excess unrestricted cash in bank accounts with several high-quality financial institutions. We believe that our current capital position is sufficient to meet our current liquidity needs for at least the next 12 months; however, there can be no assurance that our current capital position will meet our liquidity needs for such period.

Equity Financings

Since inception through June 30, 2021, we have raised approximately $29.9 million from the sale of common and convertible preferred stock to third parties and management. The funds received from the issuance of our stock sales have been used for operating expenditures and refinancing our higher interest debt.

Unsecured Corporate Debt

As of June 30, 2021, we have issued and outstanding unsecured promissory notes of $5.4 million with an average outstanding principal balance of $0.1 million, a weighted average interest rate of 10.98%, and maturity dates ranging from January 2021 to December 2021. Management believes it can come to a mutual agreement with each lender to extend the maturities of the notes for an additional 12-month term. This outstanding debt resulted in $0.3 million of interest expense for the six months ended June 30, 2021.

Critical Accounting Policies and Estimates

The preparation of our consolidated financial statements in conformity with U.S. GAAP requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. These estimates are made and evaluated on an ongoing basis using information that is currently available as well as various other assumptions believed to be reasonable under the circumstances. The uncertainty created by COVID-19 and efforts to contain it has made such estimates more difficult and subjective. Actual results could differ from those estimates, perhaps in adverse ways, and those estimates could be different under different assumptions or conditions.

We have discussed those policies and estimates that we believe are critical and require the use of complex judgement in their application in our 2020 Form 1-K filed with the SEC on April 30, 2021. Since the date of our 2020 Form 1-K, we have made no material changes to our critical accounting policies or the methodologies or assumptions that we apply under them, except for the presentation of our segments as discussed in Note 2 of our accompanying consolidated financial statements.

Recently Issued Accounting Pronouncements

See Note 2 – Summary of Significant Accounting Policies in the notes to our accompanying consolidated financial statements for a discussion of recently issued accounting pronouncements.

Off-Balance Sheet Arrangements

As of and during the six months ended June 30, 2021, we had no material off-balance sheet arrangements that have had or are reasonably likely to have a current or future effect on our financial condition, revenues or expenses, results of operations or liquidity.

Item 2. Other Information

None.

Item 3. Financial Statements

CaliberCos Inc. and Subsidiaries

Consolidated Balance Sheets

(AMOUNTS in thousands, except for share and per share data)

	June 30, 2021	December 31, 2020
	(unaudited)
Assets
Cash	$4,015	$1,821
Restricted cash	1,000	11
Real estate investments, net	261	3,215
Real estate assets held for sale	3,062	-
Due from related parties	1,169	1,300
Investments in unconsolidated entities	1,725	1,543
Prepaid and Other assets	1,125	871
Assets of consolidated funds
Cash	7,104	4,711
Restricted cash	9,126	4,272
Real estate investments, net	210,763	191,796
Accounts Receivable, net	1,012	701
Notes receivable - related parties	15,810	14,641
Due from related parties	11	150
Other assets	2,285	2,305
Total assets	$258,468	$227,337

Liabilities and Shareholders' Equity
Notes payable	$6,810	$5,940
Notes payable - related party	2,770	95
Accounts payable and accrued expenses	3,496	3,690
Buyback obligation	12,862	13,021
Due to related parties	661	242
Other liabilities	909	1,067
Liabilities of consolidated funds
Notes payable, net	160,135	140,286
Notes payable - related party	3,989	2,216
Accounts payable and accrued expenses	7,250	5,315
Due to related parties	65	-
Other liabilities	6,376	7,027
Total liabilities	205,323	178,899

Commitments and Contingencies

Stockholders' Equity
Preferred Stock Series B, $0.001 par value; 12,500,000 shares authorized, 2,775,724 shares and 851,454 shares issued and outstanding as of June 30, 2021 and December 31, 2020, respectively	-	-
Common stock Class A, $0.001 par value; 100,000,000 shares authorized, 17,761,309 and 17,701,309 shares issued and 17,474,809 shares outstanding as of June 30, 2021 and December 30, 2020, respectively	17	17
Common stock Class B, $0.001 par value; 15,000,000 shares authorized, 12,474,692 shares issued and outstanding as of June 30, 2021 and December 31, 2020, respectively	12	12
Paid-in capital	29,213	22,039
Less treasury stock, at cost, 286,500 and 226,500 shares repurchased and 5,953,346 and 6,013,346 forward repurchase shares as of June 30, 2021 and December 31, 2020, respectively	(13,626)	(13,626)
Accumulated deficit	(24,992)	(24,780)
Stockholders' deficit attributable to CaliberCos Inc.	(9,376)	(16,338)
Stockholders' equity attributable to noncontrolling interests	62,521	64,776
Total Stockholders' Equity	53,145	48,438
Total Liabilities, Mezzanine Equity, and Stockholders' Equity	$258,468	$227,337

The accompanying notes are an integral part of these consolidated financial statements.

Page | 1

CaliberCos Inc. and Subsidiaries

Consolidated Statements of Operations (UNAUDITED)

(AMOUNTS in thousands, except per share data)

	Six Months Ended June 30,
	2021	2020
Revenues
Asset management fees	$1,132	$1,587
Performance allocations	279	-
Transaction and advisory fees	2,053	3,138
Consolidated fund revenues	19,710	19,753
Total revenues	23,174	24,478

Expenses
Operating Costs	4,559	6,715
General and administrative	1,477	1,948
Marketing and Advertising	1,051	420
Depreciation and amortization	65	77
Consolidated fund expenses	26,570	26,471
Total expenses	33,722	35,631

Other (expenses) income, net
Other income	392	32
Other expense	-	(52)
Interest expense	(403)	(421)
Net Loss Before Income Taxes	(10,559)	(11,594)
Provision for (benefit from) income taxes	-	-
Net Loss	(10,559)	(11,594)
Net loss attributable to noncontrolling interests	9,270	8,014
Net Loss Attributable to CaliberCos Inc.	$(1,289)	$(3,580)
Basic net loss per share attributable to common stockholders	$(0.04)	$(0.13)
Diluted net loss per share attributable to common stockholders	$(0.04)	$(0.13)
Weighted average common shares outstanding:
Basic	29,950	28,810
Diluted	29,950	28,810

The accompanying notes are an integral part of these consolidated financial statements.

Page | 2

CaliberCos Inc. and Subsidiaries

Consolidated Statements of Changes in Stockholders’ Equity (UNAUDITED)

(AMOUNTS in thousands)

			CaliberCos Inc.
	Preferred Stock		Common Stock
			Common Stock		Class A		Class B
	Shares	Par Value	Shares	Par Value	Shares	Par Value	Shares	Par Value	Paid in Capital	Treasury Stock	Accumulated Deficit	Noncontrolling Interests	Total Stockholders' Equity

Balances as of December 31, 2020	851	$-	-	$-	17,702	$17	12,475	$12	$22,039	$(13,626)	$(24,780)	$64,776	$48,438
Issuance of preferred stock	1,925	-	-	-	-	-	-	-	7,174	-	-	-	7,174
Contributions from noncontrolling interest holders	-	-	-	-	-	-	-	-	-	-	-	18,547	18,547
Redemptions of noncontrolling interest holders	-	-	-	-	-	-	-	-	-	-	-	(3,598)	(3,598)
Distributions to noncontrolling interest holders	-	-	-	-	-	-	-	-	-	-	-	(1,874)	(1,874)
Consolidation of VIE	-	-	-	-	-	-	-	-	-	-	-	(34)	(34)
Deconsolidation of VIEs	-	-	-	-	-	-	-	-	-	-	942	(6,026)	(5,084)
Other	-	-	-	-	-	-	-	-	-	-	135	-	135
Net loss	-	-	-	-	-	-	-	-	-	-	(1,289)	(9,270)	(10,559)
Balances as of June 30, 2021	2,776	$-	-	$-	17,702	$17	12,475	$12	$29,213	$(13,626)	$(24,992)	$62,521	$53,145

Balances as of December 31, 2019	-	$-	-	$-	15,610	$16	12,475	$12	$14,860	$(13,626)	$(19,090)	$28,015	$10,187
Conversion of Series A preferred stock to
Class A common stock	-	-	-	-	2,072	2	-	-	3,840	-	-	-	3,842
Issuance of common stock	-	-	-	-	19	-	-	-	35	-	-	-	35
Equity based compensation expense	-	-	-	-	-	-	-	-	82	-	-	-	82
Dividends to preferred stockholders	-	-	-	-	-	-	-	-	-	-	(228)	-	(228)
Contributions from noncontrolling interest holders	-	-	-	-	-	-	-	-	-	-	-	2,439	2,439
Redemptions of noncontrolling interest holders	-	-	-	-	-	-	-	-	-	-	-	(1,238)	(1,238)
Distributions to noncontrolling interest holders	-	-	-	-	-	-	-	-	-	-	-	(407)	(407)
Consolidation of VIE	-	-	-	-	-	-	-	-	-	-	(1,094)	32,050	30,956
Net loss	-	-	-	-	-	-	-	-	-	-	(3,580)	(8,014)	(11,594)
Balances as of June 30, 2019	-	$-	-	$-	17,701	$18	12,475	$12	$18,817	$(13,626)	$(23,992)	$52,845	$34,074

The accompanying notes are an integral part of these consolidated financial statements.

Page | 3

CaliberCos Inc. and Subsidiaries

Consolidated Statements of Cash Flows (UNAUDITED)

(AMOUNTS in thousands)

	Six Months Ended June 30
	2021	2020
Cash Flows From Operating Activities
Net loss	$(10,559)	$(11,594)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	65	77
Equity based compensation	-	82
Changes in operating assets and liabilities:
Real estate assets held for sale	(3,062)	-
Due from related parties	131	2,190
Prepaid and other assets	(254)	841
Accounts payable and accrued expenses	(194)	(360)
Due to related parties	419	(462)
Other liabilities	(158)	(496)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	5,022	3,871
Amortization of advanced key money	(63)	(62)
Amortization of above-market ground lease	(38)	(37)
Amortization of deferred financing costs	543	629
Changes in operating assets and liabilities of consolidated funds:
Accounts receivable, net	(312)	1,382
Due from related parties	139	(155)
Prepaid and other assets	21	315
Accounts payable and accrued expenses	1,944	(676)
Due to related parties	63	(202)
Other liabilities	(519)	(553)
Net cash used in operating activities	(6,812)	(5,210)

Cash Flows From Investing Activities
Investments in real estate assets	(173)	(725)
Investments in unconsolidated entities	(182)	-
Payment received on notes receivable - related parties	-	3

Cash Flows From Investing Activities of consolidated funds
Consolidation of VIE	790	766
Deconsolidation of VIE	(408)	-
Investments in real estate assets	(6,768)	(211)
Acquisition of real estate assets	(4,867)	(2,869)
Issuance of notes receivable - related party	(3,712)	-
Payment received of notes receivable - related party	2,457	156
Net cash used in investing activities	(12,863)	(2,880)

Cash Flows From Financing Activities
Proceeds from notes payable	1,400	1,399
Repayments of notes payable	(530)	(250)
Repayments of notes payable - related parties	(30)	(35)
Proceeds from the issuance of preferred stock	7,174	35
Payments of treasury stock - buyback obligation	(159)	(136)
Dividends to preferred stock holders	-	(228)
Proceeds from the issuance of common stock	-	35

Cash Flows From Financing Activities of consolidated funds
Capital lease payments	-	(55)
Payment of deferred financing costs	(288)	-
Proceeds from notes payable	16,199	3,437
Repayments of notes payable	(1,405)	(84)
Extinguishment of debt	(2,705)	-
Repayments of notes payable - related parties	(4,400)	(416)
Proceeds from notes payable - related parties	1,774	1,161
Contributions from noncontrolling interest holders	18,547	2,439
Redemptions of noncontrolling interests	(3,598)	(1,238)
Distributions to noncontrolling interest holders	(1,874)	(407)
Net cash provided by financing activities	30,105	5,657
Net Increase (Decrease) in Cash and Restricted Cash	10,430	(2,433)
Cash and Restricted Cash at Beginning of Period	10,815	16,691
Cash and Restricted Cash at End of Period	$21,245	$14,258

	Six Months Ended June 30
	2021	2020
Reconciliation of Cash and Restricted Cash
Cash at beginning of period	$6,532	$11,832
Restricted cash at beginning of period	4,283	4,859
Cash and restricted cash at beginning of period	10,815	16,691

Cash at end of period	11,119	9,027
Restricted cash at end of period	10,126	5,231
Cash and restricted cash at end of period	$21,245	$14,258

The accompanying notes are an integral part of these consolidated financial statements.

Page | 4

CaliberCos Inc. and Subsidiaries

Consolidated Statements of Cash Flows (UNAUDITED) (Continued)

(AMOUNTS in thousands)

	Six Months Ended June 30
	2021	2020
Supplemental Disclosure of Cash Flow Information
Cash paid for interest, net of capitalized interest of $144 and $37 for the six months ended June 30, 2021 and 2020, respectively.	$4,486	$3,750

Supplemental Disclosures of Non-cash Investing and Financing Activities
Real estate moved to held for sale	$3,062	$-
Increase in note payable at deconsolidation of VIEs	2,705	-
Note receivable eliminated at consolidation	(3,110)	-
Cost of real estate investments included in accounts payable	474	286
Elimination of notes payable - related parties at consolidation	-	(11,437)
Conversion of Series A preferred stock to Class A common stock	-	3,842

Supplemental Disclosures of Non-cash Investing and Financing Activities of Consolidated Funds
Deferred financing costs included in accrued expenses	$-	$376
Consolidation of VIEs
Real estate investments, net	(14,936)	-
Notes receivable related party	-	(22,937)
Due from related parties	-	40
Prepaid and other assets	(16)	-
Notes payable	8,300	4,500
Notes payable - related party	4,400	-
Accounts payable	-	(22)
Due to related parties	2	(116)
Other liabilities	-	(62)
Accumulated deficit	-	(1,094)
Noncontrolling interests	(824)	32,050
Deconsolidation of VIEs
Real estate investments, net	3,046	-
Accounts receivable, net	1	-
Notes receivable	85	-
Prepaid and other assets	24	-
Notes payable	(826)	-
Accrued expenses	(12)	-
Other liabilities	(32)	-
Accumulated deficit	942	-
Noncontrolling interests	(6,435)	-

The accompanying notes are an integral part of these consolidated financial statements.

Page | 5

CALIBERCOS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Note 1 – Organization and Liquidity and Impact of COVID-19

Organization

CaliberCos Inc., a Delaware corporation, and its consolidated subsidiaries (collectively, the “Company”, “Caliber”, “we”, “our”, and “us”), is an alternative asset manager of private syndication and direct investment real estate funds. and provider of a full suite of traditional real estate services. The Company was formed in November 2014, and originally began as Caliber Companies, LLC, an Arizona limited liability company, which commenced operations in January 2009. We also provide various support services to the investments we manage including capital raising services, lending support, construction and development management, and real estate brokerage. Our business is organized into three reportable segments Fund Management, Development and Brokerage. As of June 30, 2021, we had operations in Alaska, Arizona, Colorado, Nevada and Utah.

In general, our private equity real estate funds are organized as operating partnerships, in which multiple unrelated passive investors own partnership interests. In addition, we are designated as the manager and/or general partner of the partnership. Depending on the legal structure and arrangements between us and the funds, we may or may not consolidate the partnerships for financial reporting purposes. For funds in which we are determined to be the controlling party or primary beneficiary for financial reporting purposes, the fund is consolidated, and the passive investors’ ownership is presented as noncontrolling interest in the accompanying consolidated financial statements. For funds in which we are not determined to be the controlling party for financial reporting purposes, the fund is not consolidated, and any fees earned from the fund are included in fund management revenue in the accompanying consolidated financial statements. See Note 2 – Summary of Significant Accounting Policies for more detail.

Liquidity

The Company, through guarantees of loans held by its consolidated funds, has seven separate loans outstanding with maturity dates within the 12-month period subsequent to when these financial statements were issued with outside lenders totaling $46.8 million at June 30, 2021. Management is actively managing the potential amendments to the applicable loan agreements to include additional extension options, pay off or refinancing of these facilities. Management believes that we will be able to enter into new financing arrangements with third party lenders. See Note 5 – Notes Payable for additional details.

Impact of COVID-19

The Company continues to operate its business through the COVID-19 pandemic, including recent variants, and has taken steps to manage the effect of the pandemic on our corporate business and on the assets we manage which include, but are not limited to: (i) implementation of remote work arrangements, which has not had a material effect on our ability  to maintain our business operations; (ii) suspending/deferring any unnecessary capital improvements to our assets, unless for fire, life and safety; (iii) reducing food and beverage operations, within our hotels, in accordance with government regulations; (iv) furloughing any non-essential employees; (v) participating in the Paycheck Protection Plan program (“PPP”); and (vi) having constant communications with lenders to receive additional facilities, convert current reserves into operational reserves and suspend the minimum debt service coverage ratio requirements, when applicable, for a 12-month period.

The overall impact of COVID-19 will depend on the length of time that the pandemic continues, its effect on demand drivers for our investments, the extent to which it affects our ability to raise capital into our investment products, and the effect of governmental regulations imposed in response to the pandemic. Due to these uncertainties, the Company’s accounting estimates may change, as management’s assessment of the impacts of the COVID-19 pandemic continues to evolve.

Page | 6

CALIBERCOS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Note 2 – Summary of Significant Accounting Policies

Accounting Policies of the Company

Basis of Presentation and Consolidation

The accompanying consolidated financial statements are prepared on the accrual basis of accounting in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”). The accompanying consolidated financial statements include our accounts and those of our consolidated subsidiaries, which include variable interest entities (“VIEs”) where we are considered the primary beneficiary and voting interest entities (“VOEs”), where we have determined that we have a controlling financial interest, under the “Consolidations” Topic of the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) (Topic 810). The equity and net income or loss attributable to noncontrolling interests in subsidiaries is shown separately in the accompanying consolidated balance sheets, statements of operations, and statements of changes in stockholders’ equity. All intercompany balances and transactions have been eliminated in consolidation.

Variable Interest Entities

We determine if an entity is a VIE based on several factors, including whether the equity holders, as a group, lack the characteristics of a controlling financial interest. We make judgments regarding which types of activities most significantly impact the entity’s economic performance first on a qualitative analysis, then a quantitative analysis, if necessary. We analyze any investments in VIEs to determine if we are the primary beneficiary. A reporting entity is determined to be the primary beneficiary if it holds a controlling financial interest in a VIE.

Determining which reporting entity, if any, has a controlling financial interest in a VIE is primarily a qualitative analysis focused on identifying which reporting entity has both (i) the power to direct the activities of the entity that most significantly impact the entity’s economic performance and (ii) the obligation to absorb losses or the right to receive benefits from such entity that could potentially be significant to such entity. Performance of that analysis requires the exercise of judgement. We consolidate any VIE for which we are the primary beneficiary and disclose significant VIEs of which we are not the primary beneficiary, as well as disclose our maximum exposure to loss related to the VIEs that are consolidated. See Note 3 – VIEs for additional VIE disclosures.

Voting Interest Entities

Entities that do not qualify as VIEs are generally assessed for consolidation as VOEs. For VOEs, we consolidate the entity if we have a controlling financial interest in the entity. We have a controlling financial interest in a VOE if (i) for legal entities other than partnerships, we own a majority voting interest in the entity or, for limited partnerships and similar entities, we own a majority of the entity’s kick-out rights through voting limited partnership interests and (ii) non-controlling shareholders or partners do not hold substantive participating rights, and no other conditions exist that would indicate that we do not control the entity.

Interim Unaudited Financial Data

Our consolidated financial statements reflect all adjustments, which are, in our opinion, of a normal recurring nature and necessary for a fair presentation of our financial position, results of operations and cash flows for the interim periods. Interim results of operations are not necessarily indicative of the results to be expected for the full year. These consolidated financial statements, including notes, are unaudited, and exclude some of the disclosures required for annual consolidated financial statements, and should be read in conjunction with our audited consolidated financial statements for the year ended December 31, 2020, included in the Company’s annual report on Form 1-K filed with the SEC on April 30, 2021.

Use of Accounting Estimates

The preparation of our consolidated financial statements in conformity with U.S. GAAP requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. These estimates are made and evaluated on an ongoing basis using information that is currently available as well as various other assumptions believed to be reasonable under the circumstances. The uncertainty in the economic environment created by COVID-19 and governmental imposed restrictions to contain it have increased the inherent uncertainty in such estimates and assumptions. Actual results could differ significantly from those estimates.

Reclassification

During 2021, the Company realigned our operating segments to better reflect the internal management of our business based on a change to the way our chief operating decision maker monitors performance, aligns strategies, and allocates resources.

Page | 7

CALIBERCOS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

These consolidated financial statements and related footnotes, including prior year financial information, are presented to reflect the new reportable segments. The groupings on the accompanying consolidated statements of operations now segregate the consolidated fund revenues and expenses, which are also included in non-controlling interest. This change in presentation did not impact total revenues, total expenses, or net loss. See Note 2 – Summary of Significant Accounting Policies – Segment Information for additional information.

Cash

Cash includes cash in bank accounts. The Company deposits cash with several high-quality financial institutions. These deposits are guaranteed by the Federal Deposit Insurance Company (“FDIC”) up to an insurance limit of $250,000. At times, the Company’s cash balances may exceed FDIC limits; although the Company bears risk on amounts in excess of those insured by the FDIC, it has not experienced and does not anticipate any losses due to the high quality of the institutions where the deposits are held.

Restricted Cash

Restricted cash consists of held in escrow accounts by contractual agreement with the Company’s lender as part of financial loan covenant requirements.

Investments in Unconsolidated Entities

If an entity is not a VIE, our determination of the appropriate accounting method with respect to our investments in limited liability companies and other investments is based on voting control. For our managing member interests in limited liability companies, we are presumed to control (and therefore consolidate) the entity, unless the other limited partners have substantive rights that overcome this presumption of control. These substantive rights allow the limited partners to remove the general partner with or without cause or to participate in significant decisions made in the ordinary course of the entity’s business. We account for our non-controlling investments in these entities under the equity method. Our investments in unconsolidated subsidiaries in which we have the ability to exercise significant influence over operating and financial policies, but do not control, or entities which are VIE in which we are not the primary beneficiary are accounted for under the equity method.

The Company uses the hypothetical-liquidation-at-book-value (“HLBV”) approach to account for its equity method investments as the capital structure of its equity method investments results in different liquidation rights and priorities than what is reflected by the underlying percentage ownership interests as defined by the equity method agreements. Simply applying the percentage ownership interest to GAAP net income in order to determine earnings or losses does not accurately represent the income allocation and cash flow distributions that will ultimately be received by the investors. Under the equity method, the investor’s share of the investee’s earnings or loss is calculated by the investor’s capital account at the end of the period assuming that the investee was liquidated or sold at book value, plus cash distributions received by the investor during the period, minus the investor’s new investments in the investee during the period, and minus the investor’s capital account at the beginning of the period assuming that the investee was liquidated or sold at book value. Accordingly, our share of the earnings or loss from these equity-method investments are included in consolidated net (loss) income for the six months ended June 30, 2021 and 2020.

Our determination of the appropriate accounting treatment for an investment in a subsidiary requires judgment of several factors including the size and nature of our ownership interest and the other owners’ substantive rights to make decisions for the entity. If we were to make different judgments or conclusions as to the level of our control or influence, it could result in a different accounting treatment. Accounting for an investment as either consolidated or using the equity method generally would have no impact on our net income or members’ equity in any accounting period, but a different treatment would impact individual income statement and balance sheet items, as consolidation would effectively “gross up” our statement of operations and balance sheet. In addition, under the equity method, impairment losses are recognized upon evidence of other-than-temporary losses of value.

As of June 30, 2021 and December 31, 2020, the carrying amount of our investments in unconsolidated entities was $1.7 million and $1.5 million, respectively. In certain situations, the Company has invested only a nominal amount of cash, or no cash at all, into a venture. As the manager of the venture, we are entitled to 25 – 35% of the residual cash flow produced by the venture after the payment of any priority returns.

Page | 8

CALIBERCOS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Depreciation and Amortization Expense

Depreciation expense includes costs associated with the purchase of furniture and equipment and office leasehold improvements which are recorded at cost. Furniture and equipment costs are depreciated using the straight-line method over the estimated useful life of the asset, generally three to seven years beginning in the first full month the asset is placed in service. Office leasehold improvements are amortized using the straight-line method over the shorter of the respective estimated useful life or the lease term. For the six months ended June 30, 2021 and 2020, depreciation expense was $0.1 million, respectively.

Real Estate Assets Held for Sale

An asset or asset group is classified as held for sale when certain criteria are met including management’s approval for sale, the availability of the asset or asset group to be sold in its present condition, and the likelihood of the sale occurring within the next twelve months is probable. At such time, if the asset was being depreciated, depreciation is no longer recognized. Assets held for sale are recorded at the lower of their carrying value, or estimated net realizable value, less costs to sell. The estimates used in the determination of the net realizable value of real estate held for sale are based on known factors to the Company at the time such estimates are made and management’s expectations of future operations and economic conditions. Should the estimate or expectations used in determining net realizable value deteriorate in the future, the Company may be required to recognize impairment charges or write-offs related to these real estate assets held for sale. In the event an asset classified as held for sale no longer meets the criteria for held for sale classification the asset is reclassified as held for use at the lower of the fair value or the depreciated basis as if the asset had continued to be used. Included in the Real estate assets held for sale balance at June 30, 2021 is $0.9 million representing two single-family homes to be sold to related parties, which closed in July 2021 resulting in an aggregate gain of approximately $0.5 million.

Revenue Recognition

In accordance with the ASC 606, Revenue from Contracts with Customers, management applies the five-step framework in determining the timing and amount of revenue to recognize. This framework requires an entity to: (i) identify the contract(s) with customers, (ii) identify the performance obligations within the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations within the contract, and (v) recognize revenue when the entity satisfies a performance obligation. The Company’s revenues primarily consist of fund management and transaction and advisory fees.

Fund Management

Asset Management Fees are generally based on 1.0% - 1.5% of the unreturned capital contributions in a particular fund and include reimbursement for costs incurred on behalf of the fund, including an allocation of certain overhead costs. Asset management fees are recalculated on an annual basis. These customer contracts require the partnership to provide management services, representing a performance obligation that the partnership satisfies over time.

Performance allocations (“carried interest”) are a performance allocation arrangement in which we are entitled to a disproportionate allocation of investment returns, generated within the investment funds which we manage, based on a contractual formula. We typically receive 20% – 35% of all cash distributions from (i) the operating cash flow of each fund, after payment to the related fund investors of any accumulated and unpaid priority preferred returns and repayment of preferred capital contributions; and (ii) the cash flow resulting from  the sale or refinance of any real estate assets held by each fund, after payment to the related fund investors of any accumulated and unpaid priority preferred returns and repayment of initial preferred capital contributions. Our funds’ preferred returns range from 6% to 12%, typically 6% for common equity or 10-12% for preferred equity, which does not participate in profits. Performance allocations are recognized when it is determined that they are no longer probable of significant reversal, which is generally satisfied when an underlying fund investment is realized or sold.

Transaction and Advisory Fees

Revenues from contracts with customers includes fixed fee arrangements with its related party affiliates to provide certain associated activities which are ancillary to and generally add value to the assets we manage, such as set up and capital raising services associated with marketing, soliciting, and selling member interests in the affiliated limited partnerships, brokerage services, construction and development management services, loan placement and guarantees. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on appropriate measurement of the Company’s progress under the contract; and whether constraints on variable considerations should be applied due to uncertain future events. Revenues are recognized when control of the promised services is transferred to customers in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services.

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CALIBERCOS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Set up services are a one-time fee for the initial formation, administration, and set up of the private equity real estate fund. These fees are recognized at the point in time when the performance under the contract is complete.

Capital raising fees are earned over time as equity capital is raised into our managed funds in proportion to the total capital specified in the related contract. Effective with the partnering with a third-party managing broker during the first quarter of 2020, capital raising fees are earned at a point in time at a fixed rate based on the amount of capital raised into our managed funds. Services include marketing, offering, registering, and ultimately raising capital.

Noncontrolling Interests in Consolidated Real Estate Partnerships

We report the unaffiliated partners’ interests in the net assets of our consolidated real estate partnerships as noncontrolling interests within the accompanying consolidated statements of changes in stockholders’ equity. Noncontrolling interests consist primarily of equity interests held by limited partners in consolidated real estate partnerships. We generally attribute to noncontrolling interests their share of income or loss of the consolidated partnerships based on their proportionate interest in the results of operations of the partnerships, including their share of losses even if such attribution results in a deficit noncontrolling interest balance within our equity and partners’ capital accounts.

The terms of the partnership agreements generally require the partnerships to be liquidated following the sale of the underlying real estate assets. As the general partner in these partnerships, we ordinarily control the execution of real estate sales and other events that could lead to the liquidation, redemption or other settlement of noncontrolling interests. The terms of certain partnership agreements outline differing classes of equity ownership, some of which are redeemable by the partnership at the partnership manager’s discretion.

Related Parties

In the normal course of business, the Company enters into transactions with related parties. Related parties include affiliates of the entity, entities under common control of the Company, significant stockholders and executive management and members of their immediate families, and other parties that can significantly influence the management and operating policies of the Company.

Segment Information

During 2021, the Company realigned our operating segments to better reflect the internal management of our business which reflects a strategic shift in our operating strategies based upon our ability to generate fee earning capital and related ancillary fees for services which enhance the value of our managed investment funds. The Company’s operations are organized into three operating segments which constitute three reportable segments based on similarities with both their qualitative and economic characteristics. The Company’s chief operating decision maker uses total revenue, operating income and key operating statistics to evaluate performance and allocate resources to the Company’s operations. Under this revised structure, the Company’s operations are now organized into three reportable segments for management and financial reporting purposes, Fund Management, Development and Brokerage.

Management has concluded that based on the strategic shift in our operating strategies the consolidated investment funds which previously comprised the Hospitality, Residential, Commercial and Diversified segments, no longer meet the requirements in ASC 280, Segment Reporting, as operating segments. The Company’s chief operating decision maker no longer regularly reviews the operating results of these investment funds for the purposes of allocating resources, assessing performance or determining whether additional investments or advances be made to these funds.

The non-reportable segments include certain business activities which do not meet the requirement to be a reportable segment. These activities represent the operating activity of our single-family assets which involve both the sale and rental of real estate assets. In addition, the Company has not and does not allocate its assets or liabilities specifically to the operating segments and the Company’s chief operating decision maker does not review assets or liabilities by segment to make operating decisions. Assets, liabilities and corporate expenses are recorded at the legal entity level, which is not consistent to the operating segment and is therefore not reported by segment. See Note 11 – Segment Reporting for additional disclosures regarding the Company’s segments.

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CALIBERCOS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

Accounting Policies of Consolidated Funds

Accounting for Real Estate Investments

Upon the acquisition of real estate properties, a determination is made as to whether the acquisition meets the criteria to be accounted for as an asset acquisition or a business combination. The determination is primarily based on whether the assets acquired, and liabilities assumed meet the definition of a business. The determination of whether the assets acquired, and liabilities assumed meet the definition of a business includes a single or similar asset threshold. In applying the single or similar asset threshold, if substantially all the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets, the assets acquired, and liabilities assumed are not considered a business. Most of our consolidated fund acquisitions meet the single or similar asset threshold, due to the fact that substantially all the fair value of the gross assets acquired is attributable to the real estate assets acquired.

Acquired real estate properties accounted for as asset acquisitions are recorded at cost, including acquisition and closing costs. Our consolidated funds allocate the cost of real estate properties to the tangible and intangible assets and liabilities acquired based on their estimated relative fair values. Our consolidated funds determine the fair value of tangible assets, such as land, building, furniture, fixtures and equipment, using a combination of internal valuation techniques that consider comparable market transactions, replacement costs and other available information and fair value estimates provided by third party valuation specialists, depending upon the circumstances of the acquisition. Our consolidated funds determine the fair value of identified intangible assets or liabilities, which typically relate to in-place leases, using a combination of internal valuation techniques that consider the terms of the in-place leases, current market data for comparable leases, and fair value estimates provided by third party valuation specialists, depending upon the circumstances of the acquisition.

If a transaction is determined to be a business combination, the assets acquired, liabilities assumed, and any identified intangibles are recorded at their estimated fair values on the transaction date, and transaction costs are expensed in the period incurred.

Cost Capitalization and Depreciation

Our consolidated funds capitalize costs, including certain indirect costs, incurred in connection with their development and construction activities. Included in these capitalized costs are payroll costs associated with time spent by site employees in connection with capital addition activities at the asset level. Interest, property taxes and insurance are also capitalized during periods in which redevelopment, development and construction projects are in progress. Capitalization of costs, including certain indirect costs, incurred in connection with our capital addition activities, commence at the point in time when activities necessary to get the assets ready for their intended use are in progress. This includes when assets are undergoing physical construction, as well as when apartment homes are held vacant in advance of planned construction, provided that other activities such as permitting, planning and design are in progress. Our consolidated funds cease the capitalization of costs when the assets are substantially complete and ready for their intended use, which is typically when construction has been completed and apartment homes or other properties are available for occupancy. Cost of ordinary repairs, maintenance and resident turnover are charged to operating expense, as incurred.

Depreciation for all tangible real estate assets is calculated using the straight-line method over the estimated useful lives of the assets. The estimated useful lives of our real estate assets are as follows:

Building and building improvements	15 – 40 years
Furniture, fixtures, and equipment	3 – 7 years

For the six months ended June 30, 2021 and 2020, depreciation expense was $5.0 million and $3.9 million, respectively.

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CALIBERCOS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

Cash

Cash includes cash in bank accounts. The consolidated funds deposit cash with several high-quality financial institutions. These deposits are guaranteed by the Federal Deposit Insurance Company (“FDIC”) up to an insurance limit of $250,000. At times, cash balances may exceed FDIC limits. Although the consolidated funds bear risk on amounts in excess of those insured by the FDIC, they have not experienced and do not anticipate any losses due to the high quality of the institutions where the deposits are held.

Restricted Cash

Restricted cash consists of tenant security deposits and cash reserves required by certain loan agreements for capital improvements and repairs. As improvements and repairs are completed, related costs incurred by the consolidated funds are funded from the reserve accounts. Restricted cash also includes cash held in escrow accounts by mortgage companies on behalf of the consolidated funds for payment of property taxes, insurance, and interest.

Deferred Financing Costs

Deferred financing costs represent costs incurred in connection with obtaining long-term debt and are capitalized and amortized over the term of the related debt obligation using the straight-line method. These costs are amortized to interest expense using the straight-line method which approximates the effective interest method. Capitalized deferred financings costs, net of accumulated amortization, are offset against and included in Notes payable on the accompanying consolidated balance sheets.

Revenue Recognition

In accordance with the ASC 606, Revenue from Contracts with Customers, our consolidated funds apply the five-step framework in determining the timing and amount of revenue to recognize. This framework requires an entity to: (i) identify the contract(s) with customers, (ii) identify the performance obligations within the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations within the contract, and (v) recognize revenue when the entity satisfies a performance obligation. Our consolidated funds’ revenues primarily consist of hospitality revenues and rental income.

Hospitality

Hospitality revenues are comprised of charges for room rentals, food and beverage sales, and other hotel operating activities. Revenues are recognized as earned, which is defined as the date upon which a guest occupies a room or utilizes the hotel’s services. Revenues are recorded net of sales tax.

Our consolidated funds have performance obligations to provide accommodations and other ancillary services to hotel guests. As compensation for such goods and services, they are typically entitled to a fixed nightly fee for an agreed upon period and additional fixed fees for any ancillary services purchased. These fees are generally payable at the time the hotel guest checks out of the hotel. The performance obligations are generally satisfied over time, and the revenue from room sales and from other ancillary guest services are recognized on a daily basis, as the rooms are occupied, and the related services have been rendered.

For food and beverage, revenue is recognized upon transfer of promised products or services to customers in an amount that reflects the consideration the consolidated funds have received in exchange for those services, which is generally when payment is tendered at the time of sale.

The consolidated funds receive deposits for events and rooms. Such deposits are deferred and included in Other liabilities on the accompanying consolidated balance sheets. The deposits are credited to income when the specific event takes place.

Rental Income

Rental income includes the revenues generated primarily by the rental operations of the residential (multi-family and single-family) properties owned by our consolidated funds. Revenues generated by residential properties, consists of rental income that each tenant pays in accordance with the terms of each lease and are reported on a straight-line basis over the initial noncancelable term of the lease, net of any concessions, and recognized when earned and collectability is reasonably assured. These revenues are recorded net of any sales and occupancy taxes collected from tenants. Rental income is not within the scope of ASC 606 and would fall under ASC 840 - Leases (or ASC 842 - Leases, when effective).

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CALIBERCOS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

Fair Value of Financial Instruments

The fair value of financial instruments is disclosed in accordance with ASC 825, Financial Instruments. The fair value of our financial instruments is estimated using available market information and established valuation methodologies. The estimates of fair value are not necessarily indicative of the amounts the consolidated funds could realize on disposition of the financial instruments. The use of different market assumptions and/or valuation methodologies may have a material effect on the estimated fair value amounts.

Fair Value Measurements

Fair value measurements and disclosures consist of a three level valuation hierarchy. The valuation hierarchy categorizes assets and liabilities measured at fair value into one of three different levels depending on the ability to observe the inputs employed in the measurement using market participant assumptions at the measurement date. An asset’s or liability’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels are defined as follows:

·	Level 1 – Inputs are quoted prices in active markets for identical assets or liabilities that can be accessed at the measurement date.

·	Level 2 – Inputs include quoted prices included within Level 1 that are observable for the asset or liability either directly or indirectly. If the asset or liability has a specified (contractual) term, a Level 2 input must be observable for substantially the full term of the asset or liability.

·	Level 3 – Unobservable inputs for the asset or liability. These unobservable inputs reflect assumptions about what market participants would use to price the asset or liability and are developed based on the best information available in the circumstances (which might include the reporting company’s own data).

Recently Issued Accounting Pronouncements

There have been no Accounting Standards Updates issued since the filing date of the 2020 annual report on Form 1-K that may have a material impact on the Company.

Note 3 – VIEs

As of June 30, 2021 and December 31, 2020, the Company’s consolidated financial statements included 14 entities consolidated as VIEs, respectively. In February 2021, the Company deconsolidated one VIE which owned various single family real estate assets, because the Company was no longer determined to be the primary beneficiary. We aggregate and report the results of operations of these VIEs in Consolidated fund revenues and Consolidated fund expenses within the accompanying consolidated statements of operations.

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CALIBERCOS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

For the six months ended June 30, 2021, the Company consolidated Ironwood Fundco, LLC (“Ironwood”) in April 2021 because the Company was determined to be the primary beneficiary. The consolidation of Ironwood consisted of the following (in thousands):

Assets
Total real estate investments, net	$14,936
Cash	400
Restricted cash	390
Prepaid and other assets	16
Total Assets	$15,742

Liabilities
Notes payable, net	$8,195
Notes payable - related parties	7,510
Due to related parties	2
Total Liabilities	$15,707

Stockholders' Equity	35
Total Liabilities and Stockholders' Equity	$15,742

Management has determined that the equity holders in our consolidated entities, as a group, lack the power to direct the activities that most significantly impact the entity’s economic performance and/or have disproportionate voting rights relative to their equity. In addition, the Company has all the decision-making power with respect to the activities of these entities, and none of the equity holders in the entities have substantive protective or participating rights to remove the power from the Company. The Company was determined to be the primary beneficiary of each of these entities since it has the power to direct the activities of the entities and the right to absorb losses, generally in the form of guarantees of indebtedness that are significant to the individual entities.

Generally, the assets of the individual consolidated VIEs can be used only to settle liabilities of each respective individual consolidated VIEs and the liabilities of the individual consolidated VIEs are liabilities for which creditors or beneficial interest holders do not have recourse to the general credit of the Company. The Company has provided financial support to certain consolidated VIEs in the form of short-term financing and guarantees of the debts of certain VIEs. In general, our maximum exposure to loss due to involvement with the consolidated VIEs is limited to the amount of capital investment in the VIE, if any, or the potential obligation to perform on the guarantee of debts.

Note 4 – Real Estate Investments

Acquisitions by Consolidated Funds

During the six months ended June 30, 2021, the consolidated funds acquired commercial buildings, from a related party, for an aggregate purchase price of $4.9 million with the acquisition being accounted for as an asset acquisition under U.S. GAAP. The allocation of the purchase price amongst the assets acquired at their relative fair value as of the acquisition date, consisted of the following for the six months ended June 30, 2021 (in thousands):

June 30, 2021
Real estate investments, at cost
Land	$1,300
Building	3,567
Total purchase price of assets acquired	$4,867

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CALIBERCOS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

Note 5 – Notes Payable

Notes payable consisted of the following as of June 30, 2021 and December 31, 2020, respectively (in thousands):

Notes Payable	June 30,2021	December 31, 2020	Interest Rate	Maturity date
Payroll Protection Program Loans	$1,399	$-	1.00%	January 2026
Corporate Notes	3,882	4,183	10.00% - 15.00%	January - December 2021
Convertible Corporate Notes	1,529	1,757	8.25%	January - December 2021
Total Notes Payable	6,810	5,940
Deferred Financing Costs, net	-	-
Total Notes Payable, Net	$6,810	$5,940

Payroll Protection Program Loans

In January 2021, management was granted a PPP loan totaling $1.4 million. The loan is unsecured and has a fixed interest rate of 1.0% and matures in January 2026. The loan allows the Company to prepay the amount plus accrued interest prior to maturity. According to the terms of the PPP, the potential loan forgiveness for all or a portion of the PPP loan are determined, subject to limitations, on the use of loan proceeds over the 8- to 24-weeks after the loan proceeds are disbursed for payment of payroll costs and other eligible expenses. Management believes it has used the proceeds from its PPP loan for purposes consistent with the PPP terms and has submitted applications for forgiveness under this program.

Corporate Notes and Convertible Corporate Notes

The Company has entered into multiple general corporate financing arrangements with third parties. The arrangements are generally evidenced in the form of a promissory note, which are secured by the otherwise unencumbered assets of the Company and require monthly or quarterly interest-only payments until maturity. The loans generally have a 12-month term and may be extended upon the mutual agreement of the lender and the borrower. Management believes it can come to a mutual agreement with each lender to extend the maturities of the notes for an additional 12-month term. The Company has issued corporate notes with a conversion feature. The conversion price is $4.50 per share of common stock. The holders of the convertible corporate notes can elect to convert all or any portion of the balance at any time. As of June 30, 2021 and December 31, 2020, the value of the conversion feature was zero.

As of June 30, 2021, there were 77 individual corporate notes outstanding, with an average outstanding principal balance of $0.1 million, interest rates ranging from 8.25% to 15.00%, with a weighted average interest rate of 10.98%, and maturity dates ranging from January 2021 to December 2021. During the six months ended June 30, 2021, there were no conversions of debt into common or preferred stock.

As of December 31, 2020, there were 84 individual corporate notes outstanding, with an average outstanding principal balance of $0.1 million, interest rates ranging from 8.25% to 15.00%, with a weighted average interest rate of 10.90%, and maturity dates ranging from January 2021 to December 2021. During the year ended December 31, 2020, there were no conversions of debt into common or preferred stock.

Future Minimum Payments

The following table summarizes the scheduled principal repayments of our indebtedness as of June 30, 2021 (in thousands):

Year	Amount
2021	$5,411
2022	-
2023	-
2024	-
2025	-
Thereafter	1,399
Total	$6,810

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CALIBERCOS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

Notes payable of consolidated funds consisted of the following as of June 30, 2021 and December 31, 2020, respectively (in thousands):

Notes Payable	June 30, 2021	December 31, 2020	Interest Rate	Maturity date
Real Estate Loans
Hampton Inn & Suites Hotel	$6,452	$6,556	4.50%	July 2025
Four Points by Marriott Hotel	11,000	11,000	6.58%	December 2021
Holiday Inn Ocotillo Hotel	9,250	9,250	8.00%	August 2021
Hilton Tucson East Hotel	14,000	14,000	8.50%	June 2021
Airport Hotel Portfolio	56,470	56,470	5.75%	October 2022
DoubleTree by Hilton Tucson Convention Center	18,540	12,993	2.57%	August 2027
GC Square Apartments	11,600	11,600	3.13%	October 2028
DT Mesa Holdco II, LLC	5,522	5,292	Variable	Various
Circle Lofts, LLC	5,000	5,000	5.25%	August 2050
Ironwood Fundco, LLC	8,300	-	Various	May 2022
Caliber Residential Advantage Fund LP	-	826	5.41%	January 2024
Total Real Estate Loans	146,134	132,987
Payroll Protection Program Loans	4,923	3,416	1.00%	Various
Economic Injury Disaster Loans	600	600	3.75%	June 2050
Revolving Line of Credit	3,200	4,500	4.75	August 2021
Convertible Notes	6,210	-	10.00%	April 2022
Total Notes Payable	161,067	141,503
Deferred Financing Costs, net	(932)	(1,216)
Total Notes Payable, Net	$160,135	$140,287

Real Estate Loans

Hampton Inn & Suites Hotel

In July 2015, the consolidated fund entered into a $7.3 million loan, which is secured by a deed of trust and assignment of leases and rents of a hotel property in Scottsdale, Arizona. The terms of the note require monthly principal and interest payments, with a balloon payment due at maturity. The loan has a fixed interest rate of 4.50% and matures in July 2025. The terms of the loan allow the prepayment of the outstanding balance in part or in whole at any time prior to the maturity date, subject to a prepayment premium fee. The loan is guaranteed by an individual who is an affiliate of the Company. The terms of the loan agreement include covenant clauses, which requires certain key financial ratios and liquidity be met. In June 2020 and August 2020, the terms of the loan agreement were renegotiated temporarily removing certain covenants and payment requirements through November 2020. As of December 31, 2020, the debt service coverage ratio and liquidity covenants required by the loan agreement were not satisfied, however, a waiver of the breach of covenant was obtained from the lender. As of June 30, 2021, the loan was in compliance with the required covenants.

Four Points by Marriott Hotel

In June 2018, the consolidated fund entered into a $11.0 million loan, which is secured by a deed of trust and assignment of leases and rents of a hotel property in Phoenix, Arizona. Upon entering into the loan, $1.6 million of the loan proceeds were placed into reserve accounts to be drawn against and pay for the conversion of hotel rooms (the “Conversion Reserve”), pay for the property improvement plans required by the franchisor (the “PIP Reserve”), and pay interest on the loan (the “Interest Reserve”). At June 30, 2021, the balance of the Conversion Reserve, PIP Reserve, and Interest Reserves was $0.4 million, all of which is included in Restricted cash on the accompanying consolidated balance sheets. Once the Interest Reserve is depleted, the loan continues to require monthly interest-only payments until maturity. The loan matures in December 2021 and the loan terms allow for the prepayment of the outstanding balance in part or in whole at any time prior to the maturity date. As of June 30, 2021, the interest rate was the greater of 5.75% or 360 LIBOR Rate plus 4.00%, resulting in an interest rate of 6.58%. The loan is guaranteed by the Company.

The terms of the loan include, among other things, certain covenants, as defined in the loan agreement, including a debt service coverage ratio (“DSCR”) requirement. As of As of June 30, 2021 and December 31, 2020, the loan was not in compliance with its loan covenants as the hotel property’s operating results were below the required DSCR threshold. Per the loan agreement, the lender is entitled to declare an event of default unless the Company agrees to either partially repay the loan or provide additional collateral in an amount and on terms satisfactory to the lender. As of June 30, 2021, and through the date of this filing, the Company has been in communication with the lender to negotiate an agreement to mitigate any event of default. There can be no assurance, but management believes we will be able to come to an agreement with the lender in order to mitigate any defaults. Compliance with all other covenants was met as of June 30, 2021.

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CALIBERCOS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

Holiday Inn Ocotillo Hotel

In July 2018, the consolidated fund entered into a $9.3 million loan, which is secured by a deed of trust and assignment of leases and rents of a hotel property in Chandler, Arizona. Upon entering into the loan, $0.9 million of the loan proceeds were placed into reserve accounts to be drawn against and pay for operating expenses (the “Operating Reserve”), pay for the property improvement plan required by the franchisor (the “PIP Reserve”), and pay interest on the loan (the “Interest Reserve”). The Interest Reserve and Operating Reserve have a floor of $0.1 million, respectively, where if the balance falls below the floor, the Company is required to fund the reserves back to their original amounts. At June 30, 2021 and December 31, 2020, the balance held in reserves related to the loan agreement were $0.2 million, respectively, which are included in Restricted cash on the accompanying consolidated balance sheets. The loan requires monthly interest-only payments. In June 2020, an option to extend the original maturity date of the loan to August 2021 was exercised and paid a fee in the amount of $0.1 million was paid. In August 2021, the loan agreement was amended and restated with the lender. Per the terms of the restated loan agreement, the interest rate on the loan is equal to 1-month LIBOR plus 6.00%, with a floor rate of 8.00%, resulting in a rate of 8.00% as of June 30, 2021. The floor rate increases, per the terms of the agreement, to 9.0% in March 2022 and to 11.00% in June 2022. The loan is guaranteed by the Company.

Hilton Tucson East Hotel

In July 2018, the consolidated fund entered into a $14.0 million loan with a lender. The loan is secured by a deed of trust and assignment of leases and rents of the Hilton Tucson. The interest rate on the loan has a fixed rate of 8.50%. The loan requires monthly interest-only payments. In June 2020, an option to extend the original maturity date of the loan (“first extension period”) was exercised and paid a fee was paid in the amount of $0.1 million. In December 2020, upon the expiration of the first extension period an agreement was negotiated to extend the maturity of the loan to June 2021 and a fee of $0.1 million was paid in January 2021, the effective date of the agreement. In July 2021 an agreement was negotiated to extend the maturity of the loan to December 2021 (“second extension period”). Per the terms of this agreement an interest reserve of $0.4 million was required to be deposited with the lender and a principal reduction payment of $4.6 million was made. The terms of the loan allow the Company to prepay the outstanding balance in whole or in part at any time prior to the maturity date, subject to a prepayment premium fee. The loan is guaranteed by individuals who are affiliates of the Company.

Airport Hotel Portfolio

In September 2018, the consolidated fund entered into a $62.2 million portfolio loan. Initial funding of the loan was $56.5 million with the option to receive an additional $5.7 million once certain operating performance thresholds are met. The loan is secured by a deed of trust and assignment of leases and rents of the Airport Hotel Portfolio. The loan has a variable interest rate equal to one-month LIBOR plus 3.75%, resulting in a rate of 5.75% as of June 30, 2021. The loan requires interest-only payments until maturity and matures in October 2021 with options to extend the maturity date up to two additional years, subject to certain terms, conditions and fees. The terms of the loan agreement require an exit fee equal to 0.25% of the original principal amount of the loan at the time the loan is repaid in full. The exit fee of $0.2 million was accrued upon entering into the loan and recorded as a deferred financing cost to be amortized over the life of the loan. The loan is guaranteed by the Company and individuals who are affiliates of the Company.

The terms of the loan include, among other things, certain covenants, as defined in the loan agreement, including a DSCR requirement. The DSCR contains a “cash management” provision that is triggered when the property’s operating results are below a certain DSCR threshold. As of June 30, 2020, the testing period, and December 31, 2020, the hotel properties’ operational results were below that certain DSCR and certain other required financial covenants were not met. In December 2020, the lender provided notification to management exercising their right under the “cash management” provision, and as such the hotel properties’ operating cash is subject to “cash management”. In April 2021, the terms of the loan agreement were renegotiated extending the maturity date of the loan to October 2022. The terms of the renegotiated loan agreement include a waiver of the breach of covenants at December 31, 2020 and further waives the financial covenants through the loan maturity date.

DoubleTree by Hilton Tucson Convention Center Hotel

In August 2019, the consolidated fund entered into a loan agreement with a maximum borrowing amount of $19.0 million, which is secured by a deed of trust and assignment of rents of the DoubleTree by Hilton Tucson Convention Center located in Tucson, Arizona. The loan has a variable interest rate per annum equal to LIBOR plus 2.50%. The loan requires interest-only payments until September 2022 and principal and interest payments thereafter until maturity. The terms of the loan allow the prepayment of the outstanding balance in whole or in part at any time prior to the maturity date. The terms of the loan include, among other things, certain financial covenants, as defined in the loan agreement, including a DSCR and a loan-to-value requirement which commence in September 2021. The loan matures in August 2027 and is guaranteed by the Company.

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CALIBERCOS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

GC Square Apartments

In October 2020, the consolidated fund entered into an $11.6 million loan which is secured by a deed of trust and assignment of rents of a multi-family property in Phoenix, Arizona. The loan bears interest at a fixed annual rate of 3.125% for the first three years, thereafter, the interest rate is adjusted annually to a rate which is equal to the sum of the highest published prime rate as defined by the agreement and a margin of 0.123% with a floor of 3.125% and a ceiling of 16.0% per year. The loan matures in October 2028. The loan requires interest only payments for the first year and thereafter principal and interest payments as defined by the agreement. The terms of the loan agreement provide the option to fix the annual interest rate (the “fixed interest rate option”) beginning in year 4 of the loan term. The fixed interest rate option would bear interest at an annual rate equal to the sum of a five-year fixed rate advance index defined by the agreement and a 300 basis point spread, rounded up to the next 0.125% point and requires payment to the lender of an amount equal to one percent of the outstanding principal balance at the time of exercise. The loan may be prepaid prior to maturity subject to certain conditions and terms outlined in the agreement which defines the schedule of prepayment premiums based on the timing of the exercise of this option. The loan agreement contains certain usual and customary restrictions and covenants relating to, amongst other things, liens, insurance, and other indebtedness. The loan is guaranteed by the Company. At June 30, 2021 and December 31, 2020, amounts held in escrow for the payment of interest and taxes were $0.1 million and $0.4 million, respectively, which are included in Restricted cash on the accompanying consolidated balance sheets.

DT Mesa Holdco II, LLC

In May 2019, the consolidated fund entered into a $1.0 million loan, which is secured by a deed of trust of a commercial building in Mesa, Arizona. The loan has a variable rate per annum equal to prime rate plus 1.00%, resulting in a rate of 4.25% as of June 30, 2021. The loan requires interest-only payments until maturity and the terms of the loan allow the prepayment of the outstanding balance in part or in whole at any time prior to the maturity date with no prepayment penalty. In April 2021, the terms of the loan agreement were renegotiated extending the maturity date of the loan to January 2022.

In November 2019, the consolidated fund entered into a $5.0 million loan secured by the deed of trust of a commercial building in Mesa, Arizona. The loan has a variable interest rate per annum and is the lesser of (i) the three-year federal home loan bank rate plus 2.75% or (ii) the default rate of 5.00%, resulting in a rate of 3.38% as of June 30, 2021. The loan requires interest-only payments until maturity and the terms of the loan allow the prepayment of the outstanding balance in part or in whole at any time prior to the maturity date with no prepayment penalty. The loan matures in November 2022 and is guaranteed by the Company. The terms of the loan include certain financial covenants including a debt service coverage ratio and loan-to-value requirement which commenced in March 2021. As of June 30, 2021, the loan was not in compliance with its debt service coverage ratio requirement based on the operation of the related property. Per the loan agreement, the lender is entitled to declare an event of default unless the Company agrees to partially repay the loan in an amount and on terms satisfactory to the lender. As of June 30, 2021, and through the date of this filing, the Company has been in communication with the lender to negotiate an agreement to mitigate any event of default. There can be no assurance, but management believes we will be able to come to an agreement with the lender in order to mitigate any defaults. Compliance with all other covenants was met as of June 30, 2021.

Circle Lofts, LLC

In July 2020, the consolidated fund entered into a $5.0 million loan, which is secured by a deed of trust and assignment of rents of a multi-family property located in Scottsdale, Arizona. The loan has a variable interest rate per annum that is equal to LIBOR plus 5.25% with a floor of 5.25% and a ceiling of 11.25% per year. The loan matures in August 2050. The loan requires interest only payments until July 2021 and principal and interest payments thereafter until maturity. The loan amount may be prepaid prior to maturity subject to certain conditions and terms outlined in the agreement which defines the schedule of prepayment premiums based on the timing of the exercise of this option. The loan agreement contains certain usual and customary restrictions and covenants relating to, amongst other things, liens, insurance, and other indebtedness. The loan is guaranteed by individuals who are affiliates of the Company.

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CALIBERCOS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

Ironwood Fundco, LLC

In April 2021, the consolidated fund entered into a $5.8 million loan, which is secured by a deed of trust and assignment of rents of commercial property in Scottsdale, Arizona. The loan has a variable rate per annum equal to prime rate plus 1.50%, resulting in a rate of 5.70% as of June 30, 2021. The loan requires interest-only payments until maturity in May 2022. The terms of the loan allow the prepayment of the outstanding balance in part or in whole at any time prior to the maturity date with no prepayment penalty.

In April 2021, the consolidated fund entered into a $2.5 million loan, which is secured by a deed of trust and assignment of rents of commercial property in Scottsdale, Arizona. The loan has a fixed rate per annum equal to 4.5% and matures in May 2022. The terms of the loan allow for a 12-month extension subject to certain conditions per the agreement and an extension fee of 0.25%. The terms of the loan allow the prepayment of the outstanding balance in part or in whole at any time prior to the maturity date with no prepayment penalty. The loan is guaranteed by the Company and individuals who are affiliates of the Company.

Caliber Residential Advantage Fund LP

In January 2019, the consolidated fund entered into a $1.8 million loan secured by the deeds of trust of each collateralized single-family home. The loan had a variable interest rate per annum which was the greater of (i) the rate of 5.00% or (ii) 2.85% plus the five-year treasury rate. The loan required principal and interest payments until maturity and the terms of the loan allowed the outstanding balance to be prepaid in part or in whole at any time prior to the maturity date with no prepayment penalty. The loan originally matured in January 2024 and was guaranteed by the Company and included certain covenants, as defined in the loan agreement, including a DSCR and a loan-to-value requirement. As of December 31, 2020, the Company was in compliance with all such covenants. In February 2021, the loan was paid down by an amount whereby the Company determined it was no longer the primary beneficiary of the investment fund and therefore the fund was deconsolidated. Refer to Note 2 – Summary of Significant Accounting Policies – Basis of Presentation and Consolidation for additional information on the Company’s accounting for VIEs.

Payroll Protection Program Loans

In April 2020, the consolidated funds were granted PPP loans totaling $3.4 million. The loans are unsecured and have a fixed interest rate of 1.0 % and mature in April 2022. The loans allow the Company to prepay the amount plus accrued interest prior to maturity. According to the terms of the PPP, the potential loan forgiveness for all or a portion of the PPP loans are determined, subject to limitations, on the use of loan proceeds over the 8-to-24-weeks after the loan proceeds are disbursed for payment of payroll costs and other eligible expenses. Management believes it has used the proceeds from its PPP loan for purposes consistent with the PPP terms and has submitted applications for forgiveness under this program. During the six months ended June 30, 2021, $2.7 million of outstanding PPP loans were forgiven. The gain recognized on the forgiveness of these loans is recorded in Consolidated fund expenses on the consolidated statements of operations.

During the six months ended June 31, 2021, the consolidated funds were granted a second round of PPP loans totaling $4.2 million. The loans are unsecured and have a fixed interest rate of 1.0 % and mature through April 2026. Management intends to use the proceeds consistent with the terms required to qualify for forgiveness, similar to the terms in the April 2020 PPP loan program, and believes the Company will also qualify for forgiveness of the entire loan amounts under this program.

Economic Injury Disaster Loans

In June 2020, the consolidated funds were granted Economic Injury Disaster Loans (“EIDL”) loans totaling $0.6 million. The loans are secured by the assets of the respective funds and have a fixed interest rate of 3.75 % and mature in June 2050. Principal and interest payments are deferred for the first 12 months of the loans. The loans allow for prepayment of principal plus accrued interest prior to maturity. The loan agreements contain certain usual and customary restrictions and covenants relating to, amongst other things, insurance, and other indebtedness. In addition, the terms of the loans include a cross-default provision whereby the Small Business Administration (“SBA”) may, in its discretion, without notice or demand require immediate payment of all amounts outstanding under the loans.

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CALIBERCOS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

Revolving Line of Credit

In August 2019, a consolidated fund entered into a revolving line of credit (“LOC”) with a maximum borrowing amount of $4.5 million. The LOC is secured by the partnership’s assets and is guaranteed by the Company. The LOC has a variable interest rate equal to the greater of (i) Wall Street Journal Prime Rate plus 0.25% per annum or (ii) 4.75%, resulting in a rate of 4.75% as of June 30, 2020. The Company is required to pay a fee of 0.20% of the unused revolving balance. The LOC matured in August 2021. Through the date of this filing, the Company has been in communication with the lender regarding amendments to or extension of this agreement. The terms of the LOC include certain financial covenants and as of June 30, 2021, the testing period, the Company was in compliance with all such covenants.

Convertible Notes

During the six months ended June 30, 2021, the consolidated fund, Ironwood Fundco, LLC (“Ironwood”), entered into $6.2 million in 10.0% convertible notes with individual investors. The notes have a 12-month term which may be extended an additional 12 months by the fund manager. The notes require monthly or quarterly interest only payments until maturity and may be redeemed by the holder at any time prior to maturity into Class A Units of Ironwood at a post-money valuation determined by the fund manager at the time of conversion. As of June 30, 2021 and December 31, 2020, the value of the conversion feature was zero.

Future Minimum Payments

The following table summarizes the scheduled principal repayments of the consolidated funds’ indebtedness as of June 30, 2021 (in thousands):

Year	Amount
2021	$28,416
2022	87,104
2023	996
2024	1,037
2025	1,083
Thereafter	42,431
Total	$161,067

Deferred Financing Costs

During the six months ended June 30, 2021 and 2020, amortization of deferred financing costs was $0.5 million and $0.6 million, respectively. There were no write-offs during the six months ended June 30, 2021 and 2020.

Note 6 – Related Party Transactions

Notes Receivable – Related Parties

Notes Receivable – Related Parties of consolidated funds

The Company, through its consolidated VIEs, entered into unsecured promissory notes with related parties. The notes mature on various dates through May 2022 and have interest rates of 12.00% per annum. No payments are required prior to the maturity of the notes. The notes may be prepaid in whole, or in part, without penalty. During the six months ended June 30, 2021 and 2020, the Company earned approximately $0.9 million and $0.2 million, respectively, of interest in connection with the notes, which is included in Consolidated fund revenues on the accompanying consolidated statements of operations. No interest was due as of June 30, 2021 and December 31, 2020, respectively As of June 30, 2021 and December 31, 2020, the outstanding principal balance on the notes were $15.8 million and $14.6 million, respectively, which are included in Notes receivable — related parties on the accompanying consolidated balance sheets.

Page | 20

CALIBERCOS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Fund Management

The Company manages multiple private equity real estate funds. See Note 2 – Summary of Significant Accounting Policies for detail on our revenues related to Fund Management. In general, the Company generates the following Fund Management revenues:

•	Asset Management Fees – We receive an annual asset management fee equal to 1.0% - 1.5% of all the non-affiliate capital contributions related to the ongoing management owned by the fund and the overall fund administration. We are also entitled to receive reimbursement for certain expenses incurred or paid on behalf of the fund, which may include an allocation of certain administrative and overhead costs. During the six months ended June 30, 2021 and 2020, the Company earned $1.1 million and $1.6 million, respectively, of asset management fees from related parties, which are included in Asset Management Fees on the accompanying consolidated statements of operations.

•	Performance allocations – We are entitled to a disproportionate allocation of the income otherwise allocable to the limited partners/members of the funds we manage, commonly referred to as carried interest. Generally we receive 20% – 35% of all cash distributions from (i) the operating cash flow of each fund, after payment to the related fund investors of any accumulated and unpaid priority preferred returns and repayment of preferred capital contributions; and (ii) the cash flow resulting from the sale or refinance of any real estate assets held by each fund, after payment to the related fund investors of any accumulated and unpaid priority preferred returns and repayment of initial preferred capital contributions. Our funds’ preferred returns typically range from 6% for common equity to 10-12% for preferred equity, which does not participate in profits. During the six months ended June 30, 2021 and 2020, the Company earned $0.3 million and $0, respectively, of performance allocations from related parties, which are included in Performance Allocations on the accompanying consolidated statements of operations.

•	Transaction and Advisory Fees – We receive fees for services primarily relating to the marketing, offering, registering, and selling of equity and debt instruments of the affiliates (collectively, “Capital Raise Fees”), loan placement and guarantee fees. During the six months ended June 30, 2021, and 2020, the Company earned $0.2 million and $0.1 million, respectively, of transaction and advisory fees from related parties, which are included in Transaction and Advisory Fees on the accompanying consolidated statements of operations.

As of June 30, 2021 and December 31, 2020, amounts due to the Company from related parties for fund management services was $1.0 million and $0.9 million, respectively, which are included in Due from related parties on the accompanying consolidated balance sheets.

Development

The Company provides development related management services to affiliates and third parties, which include ground-up development and repositioning of real estate assets, the build-out of tenant space, the renovation of hospitality, residential, and commercial real estate, and general real estate repair and maintenance services.

During the six months ended June 30, 2021 and 2020, the Company recognized $0.4 million and $1.6 million, respectively, of development revenue from related parties, which are included in Transaction and Advisory Fees on the accompanying consolidated statements of operations. As of June 30, 2021 and December 31, 2020, amounts due to the Company from related parties for development services were $0 and $0.1 million, respectively, which are included in Due from related parties on the accompanying consolidated balance sheets.

Brokerage

The Company provides real estate brokerage services related to the purchase and sale of residential and commercial properties owned by the funds which we manage. During the six months ended June 30, 2021 and 2020, the Company recognized $0.8 million and $0.3 million, respectively, of brokerage commission revenue from related parties, which are included in Transaction and Advisory Fees on the accompanying consolidated statements of operations. No amounts were due to the Company for brokerage commissions at June 30, 2021 or December 31, 2020.

Page | 21

CALIBERCOS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Notes Payable – Related Parties

The Company, through various consolidated VIEs, entered into unsecured promissory notes with related parties. The notes may be repaid in whole, or in part, without penalty. In addition, the Company has a related party unsecured promissory note with a former member of the Company’s executive management team.

The following table summarizes the notes payable – related parties as of June 30, 2021 and December 31, 2020, respectively (in thousands):

Notes Payable - Related Parties	June 30, 2021	December 31, 2020	Interest Rate	Maturity Date
Former Management	$65	$95	N/A	December 2023
Caliber Residential Advantage Fund, LP	2,705	-	6.50 - 7.50%	May 2022
Total Notes Payable - Related Parties	$2,770	$95

During the six months ended June 30, 2021, the Company incurred $0.1 million of interest expense in connection with the notes payable – related parties, which is included in Interest expense on the accompanying consolidated statements of operations. No interest expense was incurred for the six months ended June 30, 2020. There was no interest payable due to related parties as of June 30, 2021 and December 31, 2020. Management expects to extend the Caliber Residential Advantage Fund, LP note at maturity.

Notes Payable – Related Parties of consolidated funds

The following table summarizes the notes payable – related parties of consolidated as of June 30, 2021 and December 31, 2020, respectively (in thousands):

Notes Payable - Related Parties	June 30, 2021	December 31, 2020	Interest Rate	Maturity Date
Roosevelt III HOLDCO, LLC	$2,216	$2,216	6.00%	May 2022
CDIF, LLC	1,273	-	12.00%	December 2021
Caliber Diversified Opportunity Fund II, LP	500	-	10.00%	April 2022
Total Notes Payable - Related Parties	$3,989	$2,216

During the six months ended June 30, 2021 and 2020, the consolidated funds incurred $0.1 million and $0.6 million of interest expense in connection with the notes payable – related parties, which is included in Consolidated fund expenses on the accompanying consolidated statements of operations. The interest payable as of June 30, 2021 was $0.1 million, which is included in Due to related parties on the accompanying consolidated balance sheets. There was no interest payable due to related parties as of December 31, 2020. Management expects to extend these notes at maturity.

Withdrawal Agreement

In November 2014, the Company entered into an agreement with a former co-manager and member of one of the Company’s consolidated subsidiaries which outlined the terms of his resignation as co-manager and assignment of his member interest. In consideration for his resignation as co-manager and assignment of his member interest, the Company agreed to issue 55,556 shares of its common stock to the individual or his designee, provide the individual with construction services at no cost to the individual, as outlined in the agreement, and pay the individual or his designee up to $0.5 million in cash, as outlined in the agreement. The Company issued the 55,556 shares of common stock in April 2015. As of June 30, 2021 and December 31, 2020, $0.2 and $0.2 million, respectively, was due to the former co-manager and member of the Company, which are included in Other liabilities on the accompanying consolidated balance sheets.

Other

In the normal course of business, the Company has various amounts due from related parties, including affiliate entities and individuals, for various expenses paid for by the Company on their behalf and other charges. These amounts are generally unsecured, interest free, and due on demand. As of June 30, 2021 and December 31, 2020, other amounts due from related parties were approximately $0.2 million and $0.5 million, respectively, which are included in Due from related parties on the accompanying consolidated balance sheets.

In the normal course of business, the Company has various amounts due to related parties, including affiliated entities and individuals, for various expenses paid for by the affiliates on the Company’s behalf and other short-term payment advances. These amounts are generally unsecured, interest free, and due on demand. As of June 30, 2021 and December 31, 2020, other amounts due to related parties were $0.7 million and $0.2 million, respectively, which are included in due to related parties on the accompanying consolidated balance sheets.

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CALIBERCOS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Note 7 – Commitments and Contingencies

Legal Matters

On January 27, 2020, Manitoba, and its President, filed a complaint in Maricopa County Superior Court in the State of Arizona against the Company and each of the members of its Board of Directors claiming among other things, breach of contract, breach of the implied covenant of good faith and fair dealing, unjust enrichment and fraud in the inducement, in connection with the above equity grant. The complaint seeks damages in the amount of $10.9 million, but in no event less than $8.1 million, treble damages under the argument that the unissued shares are wages under Arizona law, or, alternatively, specific performance that the Company issue Manitoba 2,181,115 shares of Class A common stock, but in no event less than 1,625,324 shares. The complaint also seeks fees, costs, interest and such other relief as the court deems just and proper. At the Company’s urging, a stipulation to place the entire matter into private, binding arbitration before the American Arbitration Association (“AAA”) in accord with the parties’ prior agreement documentation was executed by counsel for the parties. On March 27, 2020, the Court ordered the parties to AAA arbitration, to be commenced within thirty days of said order. The arbitration commenced and, on May 29, 2020, the respondents submitted their answering statement and counterclaim to the AAA which included the Company’s request to submit a dispositive motion on legal issues on which the Company believed it was likely to succeed as a matter of law. Following a March 29, 2021 initial preliminary hearing conference with the arbitration panel in which the panel approved the Company’s request to submit the dispositive motion, the Company indeed successfully obtained dismissal of four (4) of the alleged claims brought by the prior consultant, including the claim against it for “treble damages”, as well as dismissal of four (4) of the alleged respondent parties, and one of the claimant parties. Caliber recently filed a Motion to Stay the proceedings for lack of jurisdiction based on Manitoba’s continued failure to register to conduct business in Arizona. None of the Company’s counterclaims have been dismissed.

The Company believes that the claims are without merit and intends to vigorously defend its position. The ultimate outcome of this legal matter cannot presently be determined. Accordingly, any adjustment that might result from the resolution of this matter has not been reflected in the consolidated financial statements. If all shares demanded further to the aforementioned complaint are ultimately issued to Manitoba, investors’ relative ownership interest will experience additional dilution.

Environmental Matters

In connection with the ownership and operation of real estate assets, our consolidated funds may potentially be liable for costs and damages related to environmental matters. The Company has not been notified by any governmental authority of any non-compliance, liability or other claim, and is not aware of any other environmental condition, in each case, that it believes will have a material adverse effect on the results of operations.

Page | 23

CALIBERCOS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Note 8 – Preferred Stock

Series B Preferred Stock

The powers, preferences, rights, and limitations of Series B preferred stock are as follows:

•	Series B shall, with respect to rights on liquidation, winding up and dissolution, rank senior to the Company’s holders of common stock.
•	In the event of liquidation of the Company, the holders of Series B shall be entitled to receive cash in an amount equal to $4.00 for each share of Series B plus an amount equal to all declared and accrued but unpaid dividends.
•	Shares of Series B are convertible into shares of Class A common stock on the option conversion date at a conversion ratio of one share of Class A common stock, subject to adjustments.
•	Upon (i) the closing of the sale of shares of Class A common stock to the public in a firm-commitment underwritten public offering, (ii) a direct listing of Class A common stock on a national stock exchange or the OTC, (iii) the date the Company becomes subject to the reporting requirements of the Securities Exchange Act of 1934, (iv) the date of the sale of all or substantially all of the stock or assets of the Company, or (v) the date of the written consent or affirmative vote of a majority of the Series B then outstanding, the Series B will automatically be converted into the number of shares of common stock into which such shares of Series B would be converted on the date of such occurrence.
•	Holders of Series B and holders of common stock shall vote together and not as separate classes and shall be entitled to vote with common stockholders as if their shares were converted into shares of common stock.
•	At any time when at least 25% of the initially issued shares of Series B remain outstanding, the Company shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without the written consent or affirmative vote of a majority of the Series B then outstanding voting separately as a single class: (i) alter the rights, powers or privileges of the Series B or bylaws in a way that adversely affects the Series B; or (ii) authorize or create any new class or series of capital stock having rights, powers, or privileges that are senior to the Series B in terms of the liquidation preference of the Series B.

The Company is authorized to issue up to 12,500,000 shares of Series B preferred stock pursuant to its Reg A+ Offering and second amended and restated certificate of incorporation. In the offering, which closed in February 2021, the Company raised approximately $11.0 million in proceeds. As of June 30, 2021 and December 31, 2020, 2,775,725 shares and 851,454 shares of Series B preferred stock were issued and outstanding, respectively.

Note 9 – Net Loss Per Share

Basic earnings per common share for the six months ended June 30, 2021 and 2020 are calculated by dividing net income (loss) attributable to common shareholders by the weighted average common shares outstanding during the period. Diluted earnings per share is calculated by dividing net income attributable to common shareholders by the weighted average number of shares outstanding plus the dilutive impact of all potential dilutive common shares, consisting of stock options and warrants using the treasury stock method, and convertible debt and preferred stock using the if-converted method.

The Company considered the two-class method in calculating the basic and diluted earnings per share attributable to common stockholders for the six months ended June 30, 2021 and 2020; however, it was determined that there was no impact to the calculation of basic and diluted net income (loss) per share attributable to common stockholders as Class A and Class B common stock share in the same earnings and profits, thus, having no impact on the calculation.

Page | 24

CALIBERCOS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

The following table summarizes the Company’s calculation of basic and diluted earnings per share attributable to common stockholders during the six months ended June 30, 2021 and 2020, respectively (in thousands, except per share data):

	Six Months Ended June 30,
	2021	2020
Numerator:
Net loss attributable to CaliberCos Inc.	$(1,289)	$(3,580)
Preferred stock dividends	-	(228)
Convertible debt interest	97	128
Net loss attributable to common shareholders of CaliberCos Inc.	$(1,192)	$(3,680)
Denominator:
Weighted average shares outstanding - basic	29,950	28,810
Dilutive shares - options, net	-	-
Dilutive shares - warrants, net	-	-
Weighted average shares outstanding - diluted	29,950	28,810

Basic net loss per share attributable to common shareholders	$(0.04)	$(0.13)
Diluted net loss per share attributable to common shareholders	$(0.04)	$(0.13)

The number of antidilutive shares during the six months ended June 30, 2021, consisted of the potential exercise of stock options and potential conversion of convertible debt. The number of antidilutive shares during the six months ended June 30, 2020, consisted of the potential exercise of stock options, warrants and the potential conversion of convertible debt. The following table summarizes these potential exercises and conversions during the six months ended June 30, 2021 and 2020, respectively, which have been excluded from the computation of diluted loss per share attributable to common stockholders (in thousands):

	Six Months Ended June 30,
	2021	2020
Additional common shares, if stock options were exercised	2,402	3,137
Additional common shares, if warrants were exercised	-	26
Additional common shares, if convertible debt were converted	332	435
	2,734	3,598

Note 10 – Fair Value of Financial Instruments

Fair Value of Financial Instruments Held By Consolidated Funds

Fair values of financial instruments held by consolidated funds are estimated using available market information and established valuation methodologies. Accordingly, the estimates presented are not necessarily indicative of the amounts the consolidated funds could realize on disposition of the financial instruments. The use of different market assumptions and/or valuation methodologies may have a material effect on the estimated fair value amounts.

Financial instruments that approximate fair value due to the short-term nature of the instruments consist of cash, restricted cash, accounts receivable, and accounts payable. The fair values of long-term debt, advance key money, and interest rate caps have been estimated based on current rates available for similar instruments with similar terms, maturities, and collateral. The carrying values of the consolidated funds’ long-term debt, advance key money, and interest rate caps as of June 30, 2021 and December 31, 2020, approximated fair value, except for the long-term debt instruments listed below, all of which were measured with Level 2 inputs. The estimated fair values for the instruments below were determined based on a discounted future cash-flow model (in thousands).

Page | 25

CALIBERCOS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

	June 30, 2021		December 31, 2020
Note Payable	Carrying Value	Fair Value	Carrying Value	Fair Value
Hampton Inn & Suites Hotel	$6,452	$4,216	$6,556	$4,107
Hilton Tucson East Hotel	14,000	13,189	14,000	13,189
GC Square Apartments	11,600	7,749	11,600	7,521
Ironwood Fundco, LLC	2,500	2,363	-	-

Note 11 – Segment Reporting

The Company’s operations are organized into three operating segments which constitute three reportable segments for management and financial reporting purposes; Fund Management, Development and Brokerage. Each segment is described below:

Fund Management

The Fund Management segment includes all of our corporate operations, as well as the revenue generated by the fund/asset management services and capital raising services provided to the private equity real estate funds which the Company manages.

Development

The Development segment provides development services to affiliated entities as well as third parties. Development related management services include ground-up development and repositioning of real estate assets, the build-out of tenant space, the renovation of hospitality, residential, and commercial real estate, amongst others.

Brokerage

This segment includes our real estate brokerage operations. The Company generates commission revenue by acting as a broker for residential and commercial real estate owners and investors seeking to buy and/or sell properties, including investment properties, as well as primary residences. The Company provides brokerage services to affiliated entities as well as third parties.

The information below includes the operating results and measures of profitability for all operating entities which the Company and our chief executive officer, who is our chief operating decision maker (“CODM”), analyze on a regular basis, for the purposes of allocating resources and assessing performance. The results of each segment are presented on a gross basis, prior to any necessary adjustments to (i) eliminate inter-segment transactions, if any, (ii) eliminate the results of entities that are not included in our accompanying consolidated financial statements, (iii) eliminate revenue activity presented gross when U.S. GAAP requires net, and (iv) reclassify items to reflect U.S. GAAP consolidated presentation. The following tables summarize the net income (loss) of each reportable segment during the six months ended June 30, 2021 and 2020, respectively (in thousands):

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CALIBERCOS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

	Six Months Ended June 30, 2021 (Unaudited)
	Real Estate Services				Non-Controlling Interests	Eliminations
	Fund Management	Development	Brokerage	Total	Consolidated Funds	Intercompany Eliminations	CaliberCos Inc. & Subsidiaries
Revenues
Asset management fees	$3,173	$-	$-	$3,173	$-	$(2,041)	$1,132
Performance allocations	279	-	-	279	-	-	279
Transaction and advisory fees	959	1,583	806	3,348	-	(1,295)	2,053
Consolidated funds revenues	-	-	-	-	19,710	-	19,710
Total revenues	4,411	1,583	806	6,800	19,710	(3,336)	23,174

Expenses
Operating costs	3,264	1,526	125	4,915	-	(356)	4,559
General and administrative	1,373	73	32	1,478	-	(1)	1,477
Marketing and advertising	1,051	-	-	1,051	-	-	1,051
Depreciation and amortization	20	-	45	65	-	-	65
Consolidated funds expenses	-	-	-	-	26,570	-	26,570
Total expenses	5,708	1,599	202	7,509	26,570	(357)	33,722

Other income (expense), net
Other income	305	48	-	353	-	39	392
Interest income	63	-	-	63	-	(63)	-
Other expense	-	-	-	-	-	-	-
Interest expense	(314)	-	(88)	(402)	-	(1)	(403)
Net Income (Loss)	$(1,243)	$32	$516	$(695)	$(6,860)	$(3,004)	$(10,559)

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CALIBERCOS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	Six Months Ended June 30, 2020 (Unaudited)
	Real Estate Services				Non-Controlling Interests	Eliminations
	Fund Management	Development	Brokerage	Total	Consolidated Funds	Intercompany Eliminations	CaliberCos Inc. & Subsidiaries
Revenues
Asset management fees	$2,526	$-	$-	$2,526	$-	$(939)	$1,587
Performance allocations	36	-	-	36	-	(36)	-
Transaction and advisory fees	580	3,213	334	4,127	-	(989)	3,138
Consolidated funds revenues	-	-	-	-	19,753	-	19,753
Total revenues	3,142	3,213	334	6,689	19,753	(1,964)	24,478

Expenses
Operating costs	3,647	3,025	235	6,907	-	(192)	6,715
General and administrative	1,700	22	3	1,725	-	223	1,948
Marketing and advertising	569	36	39	644	-	(224)	420
Depreciation and amortization	21	-	56	77	-	-	77
Consolidated funds expenses	-	-	-	-	26,471	-	26,471
Total expenses	5,937	3,083	333	9,353	26,471	(193)	35,631

Other income (expense), net
Other income		-	-	-	-	32	32
Interest income	7	-	-	7	-	(7)	-
Other expense	(8)	-	-	(8)	-	(44)	(52)
Interest expense	(402)	-	(111)	(513)	-	92	(421)
Net Income (Loss)	$(3,198)	$130	$(110)	$(3,178)	$(6,718)	$(1,698)	$(11,594)

Page | 28

CALIBERCOS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 12 –Subsequent Events

Management has evaluated events and transactions that have occurred after June 30, 2021 through September 30, 2021, the date these consolidated financial statements were available to be issued. Except as discussed in Note 2 – Summary of Significant Accounting Policies and Note 5 – Notes Payable, there have been no events after June 30, 2021 for which recognition or disclosure is required.

Page | 29

Item 4. Exhibits

The documents listed in the Exhibit Index of this Report are incorporated by reference or are filed with this Report, in each case as indicated below.

Exhibit Number	Exhibit Description (hyperlink)	Filed Herewith	Form	File No	Exhibit	Filing Date
2.1	CaliberCos Inc. Second Amended and Restated Certificate of Incorporation	†	1-A	024-11016	2.1	January 3,2020
2.1.1	CaliberCos Inc. Amendment to Second Amended and Restated Certificate of Incorporation	†	1-A	024-11016	2.1.1	January 3,2020
2.1.2	CaliberCos Inc. Second Amendment to Second Amended and Restated Certificate of Incorporation	†	1-U	24R-00272	2.1.2	April 23, 2020
2.2	CaliberCos Inc. Bylaws	†	1-A
2.3	Amendment No. 1 to CaliberCos Inc. Bylaws	†	1-A	024-11016	2.2	June 13, 2019
3.1	Stockholders’ Agreement dated September 21, 2018, by and among the Company, John C. Loeffler, Jennifer Schrader and Donnie Schrader	†	1-A	024-11016	2.3	September 23, 2019
3.2	Stock Purchase Agreement dated September 21, 2018, by and among the Company and Donnie Schrader	†	1-A	024-11016	3.1	June 13, 2019
3.3	Form of Warrant, exercise price of $1.70 (Tranche 1)	†	1-A	024-11016	3.2	June 13, 2019
3.4	Form of Warrant, exercise price of $2.00 (Tranche 2)	†	1-A	024-11016	3.3	June 13, 2019
4.1	Form of Subscription Agreement	†	1-A	024-11016	3.4	June 13, 2019
6.1	Amended and Restated 2017 Stock Incentive Plan	†	1-A	024-11016	4.1	December 5, 2019
6.2	Mortgage Note ($14,000,000) dated June 19, 2018, payable to Cerco Capital Inc.	†	1-A	024-11016	6.1	June 13, 2019
6.2.1	Guaranty of Recourse Obligations dated June 29, 2018, by Chris Loeffler and Jennifer Schrader, in favor of Cerco Capital Inc.	†	1-A	024-11016	6.2	June 13, 2019
6.3	Promissory Note ($62,245,000) dated September 2018, payable to RCC Real Estate, Inc.	†	1-A	024-11016	6.2.1	June 13, 2019
6.3.1	Guaranty of Recourse Obligations dated September 2018, by the Company, Jennifer Schrader, John C. Loeffler, II and Frank Heavlin, for the benefit of RCC Real Estate, Inc.	†	1-A	024-11016	6.3	June 13, 2019
6.4	Office Lease Agreement, by and among Pollock Gateway II LLC and the Company, dated July 13, 2018	†	1-A	024-11016	6.3.1	June 13, 2019
6.4.1	First Amendment to Office Lease Agreement, by and among Pollock Gateway II LLC and the Company, dated November 14, 2018	†	1-A	024-11016	6.4	June 13, 2019
6.5	Executive Employment Agreement dated January 1, 2019, by and among the Company and Jennifer Schrader	†	1-A	024-11016	6.5	August 19, 2019
6.6	Executive Employment Agreement dated January 1, 2019, by and among the Company and John C. Loeffler, II	†	1-A	024-11016	6.6	August 19, 2019
6.7	Executive Employment Agreement dated January 1, 2019, by and among the Company and Roy Bade	†	1-A	024-11016	6.7	August 19, 2019
6.8	Executive Employment Agreement dated January 1, 2019, by and among the Company and Jade Leung	†	1-A	024-11016	6.8	August 19, 2019
8.1	Form of Escrow Agreement by and among CaliberCos Inc., SI Securities, LLC and The Bryn Mawr Trust Company of Delaware	†	1-A	024-11016	8.1	January 3,2020

†	Previously filed.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Scottsdale, state of Arizona, on September 30, 2021.

CaliberCos Inc.

By:	/s/ John C. Loeffler, II
Name:	John C. Loeffler, II
Title:	Chief Executive Officer

Pursuant to the requirements of Regulation A, this Report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Name and Signature	Title	Date

/s/ John C. Loeffler, II	Chief Executive Officer and Chairman of the Board	September 30, 2021
John C. Loeffler, II	(Principal Executive Officer)

/s/ Jennifer Schrader	President and Chief Operating Officer, Secretary and Director	September 30, 2021
Jennifer Schrader

/s/ Jade Leung	Chief Financial Officer	September 30, 2021
Jade Leung	(Principal Financial and Accounting Officer)